A M E R I C A N A T T O R N E Y S
美國海陸國際律師事務所



Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

June 6, 2002

SEC FILE NO. 82-4217

SUPPL

SEC MAIL RECEIVED PROCESSING
JUN 24 2002
WASH. D.C. 154 SECTION

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

dw 6/26

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding possible discloseable transaction and application for the granting of the whitewash waiver, dated April 4, 2002;

(2) The Company's joint announcement regarding possible discloseable transaction and application for the granting of the whitewash waiver, dated March 14, 2002, published (in English language) in Hong Kong iMail and published (in Chinese language) in Hong Kong Economic Times and Sing Pao Daily News, all on March 15, 2002; and

(3) The Company's circular regarding Scrip Dividend Scheme with Cash Option in relation to the Interim Dividend for the Six Months ended September 30th, 2001.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Paul Y. - ITC Construction Holdings Limited

IMPORTANT

If you are in any doubt about this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in and/or warrants of Paul Y. - ITC Construction Holdings Limited, you should at once hand this circular to the purchaser or transferee or to the banker, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION

AND

APPLICATION FOR THE GRANTING OF

THE WHITEWASH WAIVER

4th April, 2002

CONTENTS

Pages

Definitions 1

Letter from the Board

Introduction 4

The Underwriting Agreement 5

Termination of the Underwriting Agreement 6

Conditions of the Rights Issue 7

Additional Information 8

Appendix – General Information 9

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

"associate"	shall have the meaning ascribed thereto under the Listing Rules
"Bonus Issue"	the issue of CSH Bonus Warrants to the first registered holders of the CSH Rights Shares on the basis of three units of subscription rights for every ten CSH Rights Shares taken up
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by the Company
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"CSH"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"CSH Bonus Warrants"	warrants with subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,852 which entitle the holder thereof to subscribe for CSH Shares at an initial subscription price of HK$0.17 per CSH Share, subject to adjustment, exercisable from the first day of dealing in the CSH Bonus Warrants on the Stock Exchange to 30th June, 2003, both dates inclusive
"CSH Excluded Rights Shares"	the 321,760,000 CSH Rights Shares that Calisan and Well Orient are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders of CSH
"CSH Group"	CSH and its subsidiaries
"CSH Share(s)"	share(s) of HK$0.10 each in the capital of CSH
"CSH Share Option(s)"	option(s) to subscribe for CSH Share(s) granted by CSH under its share option scheme adopted on 20th July, 1992
"CSH Rights Share(s)"	new CSH Share(s) to be issued under the Rights Issue
"Directors"	the directors of the Company
"EGM of CSH"	extraordinary general meeting of CSH to be convened to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver

"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the securities of which are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders of CSH"	holders of CSH Shares, other than Calisan and Well Orient, their respective associates, and parties acting in concert with them and those who are involved in or interested in the underwriting of the Rights Issue under the Underwriting Agreement and the Well Orient Underwriting Agreement
"Latest Practicable Date"	28th March, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Overseas Shareholders of CSH"	holder(s) of CSH Shares, whose name(s) appear(s) on the register of members of CSH on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by CSH in relation to the Rights Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess CSH Rights Shares
"Qualifying Shareholders of CSH"	holder(s) of CSH Shares, other than the Overseas Shareholder(s) of CSH, whose name(s) appear(s) on the register of members of CSH on the Record Date

"Record Date"	4:00 p.m. (Hong Kong time) on the record date for the determination of the entitlements for the provisional allotment of the nil paid CSH Rights Share under the Rights Issue
"Rights Issue"	the rights issue of not less than 921,957,884 CSH Rights Shares (with CSH Bonus Warrants) by CSH on the basis of two CSH Rights Shares for every existing one CSH Share held on the Record Date at a subscription price of HK$0.15 per CSH Rights Share
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance (Chapter 396 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreement"	agreement dated 14th March, 2002 entered into between CSH and Calisan in relation to the Rights Issue
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny
"Well Orient Underwriting Agreement"	agreement dated 14th March, 2002 entered into between CSH and Well Orient in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to the Notes on the dispensations from Rule 26 of the Takeovers Code in respect of the obligations of Calisan and Well Orient and parties acting in concert with any of them to make a mandatory general offer for all the CSH Shares not already owned by Calisan and Well Orient or parties acting in concert with any of them which would otherwise arise as a result of Calisan and Well Orient subscribing for the CSH Rights Shares under the terms of the Underwriting Agreement and the Well Orient Underwriting Agreement


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent non-executive Director*

Registered Office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal Place of Business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

4th April, 2002

To the shareholders of the Company and, for information only, the warrantholders of the Company

Dear Sir or Madam,

POSSIBLE DISCLOSEABLE TRANSACTION AND APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER

INTRODUCTION

The board of Directors of the Company announced that on 14th March, 2002, Calisan entered into the Underwriting Agreement with CSH, pursuant to which Calisan has agreed to participate in the underwriting of the Rights Issue. Under the terms of the Underwriting Agreement, Calisan has undertaken to subscribe for its provisional entitlement in full, amounting to 160,880,000 CSH Rights Shares, and has agreed to underwrite the balance of the CSH Rights Shares, amounting to not less than 300,098,942 CSH Rights Shares, subject to fulfilment of the conditions set out in the Underwriting Agreement. An underwriting commission of 1% will be payable by CSH to Calisan.

In addition, pursuant to the Well Orient Underwriting Agreement, Well Orient has also undertaken to subscribe for its provisional entitlement in full, amounting to 160,880,000 CSH Rights Shares, and has also agreed to underwrite the balance of CSH Rights Shares, amounting to not less than 300,098,942 CSH Rights Shares.

If Calisan takes up more than 195,962,148 CSH Rights Shares pursuant to the Underwriting Agreement, this will constitute a discloseable transaction for the Company under Chaper 14 of the Listing Rules. The purpose of this circular is to provide you with details of such disclosure.

THE UNDERWRITING AGREEMENT

Date:	14th March, 2002
Parties to the Underwriting Agreement:	CSH and Calisan
Number of CSH Rights Shares underwritten by Calisan:	One of every two CSH Rights Shares less any CSH Excluded Rights Shares, being not less than 300,098,942 CSH Rights Shares, depending on the number of CSH Shares in issue on the Record Date
Commission payable to Calisan:	1% of the aggregate subscription price of the CSH Rights Shares to be underwritten by Calisan

Calisan has irrevocably undertaken to CSH that the CSH Shares beneficially owned by it will remain registered in its name from 14th March, 2002 to the Record Date. Calisan has also undertaken to subscribe for its provisional entitlements in full, amounting to 160,880,000 CSH Rights Share, and has agreed to underwrite the balance of the CSH Rights Shares, amounting to not less than 300,098,942 CSH Rights Shares depending on the number of CSH Shares in issue on the Record Date, subject to fulfilment of the conditions set out in the Underwriting Agreement. The underwriting commitment of Calisan will be financed by internal resources of the Group.

The Company has no intention to change its investment strategy in CSH and to change the business, management and directors of CSH if Calisan takes up its obligation under the Underwriting Agreement in full. The Directors believe that the success of the Rights Issue will strengthen the financial position of CSH, which, in turn, will enhance the investment value of CSH and benefit the Company.

As at the Latest Practicable Date, Calisan and Well Orient together with parties acting in concert with them currently hold 160,880,000 CSH Shares, representing 34.9% of the existing issued share capital of CSH.

In the event that Calisan and Well Orient are called upon to take up their obligations under the Underwriting Agreement and the Well Orient Underwriting Agreement in full in equal shares, the aggregate holding of Calisan and Well Orient in the issued share capital of CSH as enlarged by the Rights Issue would be increased to approximately 78.3% assuming no CSH Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the underwriting commitment of Calisan and Well Orient will trigger a mandatory general offer by Calisan and Well Orient and parties acting in concert with them, for all the CSH Shares other than those already owned by Calisan and Well Orient or parties acting in concert with them.

Application has been made by Calisan and Well Orient and parties acting in concert with them to the Executive for the Whitewash Waiver from the obligation of Calisan and Well Orient and the parties acting in concert with them to make a mandatory general offer for the CSH Shares as a result of the Rights Issue and any CSH Rights Shares which are to be subscribed by Calisan and Well Orient pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, inter alia, the approval of the Independent Shareholders of CSH taken on a poll at the EGM of CSH.

The obligations of each of Calisan and Well Orient under the Underwriting Agreement and the Well Orient Underwriting Agreement, and completion thereof are several and are not conditional upon each other.

TERMINATION OF THE UNDERWRITING AGREEMENT

Calisan may terminate the Underwriting Agreement at any time prior to 4:00 p.m. on the second business day following the last day for acceptance of provisional allotments if:

1. the occurrence of the following events would in the reasonable opinion of Calisan materially and adversely affect the business, financial or trading position or prospects of the CSH Group as a whole or otherwise makes it inexpedient or inadvisable for CSH or Calisan to proceed with the Rights Issue:

   (a) the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever;

   (b) the occurrence of any local, national or international event or change of a political, military, financial, economic, currency;

   (c) the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities;

2. any change occurs in the circumstances of CSH or any member of the CSH Group which would materially and adversely affect the prospects of the CSH Group as a whole;

3. CSH commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under the Underwriting Agreement;

4. Calisan shall receive notification or shall otherwise become aware of the fact that any of the representations or warranties contained in the Underwriting Agreement was when given untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreement and Calisan shall in its reasonable opinion determine that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the CSH Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or

5. CSH shall, after any matter or event has occurred or come to the attention of Calisan as a result of which any representation or warranty would be untrue or inaccurate in any respect, fail promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as Calisan may reasonably request for the purpose of preventing the creation of a false market in the securities of CSH.

If the Underwrting Agreement is terminated, one or more of the conditions of the Rights Issue as set out below will not be fulfilled and the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, among other matters, the followings:

1. CSH registering all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

2. the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the CSH Rights Shares in their nil-paid and fully-paid forms, the CSH Bonus Warrants and the CSH Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the CSH Bonus Warrants;

3. the granting of the Whitewash Waiver by the Executive;

4. the passing of the ordinary resolutions by Independent Shareholders of CSH at the EGM of CSH taken on a poll to approve (i) the Rights Issue with the issue of the CSH Bonus Warrants; (ii) the issue of CSH Shares pursuant to the exercise of subscription rights attaching to the CSH Bonus Warrants; and (iii) the Whitewash Waiver;

5. the posting by CSH of the Prospectus Documents to Qualifying Shareholders of CSH; and

6. the obligations of Calisan and Well Orient under the Underwriting Agreement and the Well Orient Underwriting Agreement respectively becoming unconditional and the Underwriting Agreement and the Well Orient Underwriting Agreement not being terminated in accordance with the terms thereof. If either the Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

If any of the above conditions is not satisfied, the Rights Issue will not proceed. None of the parties to the Underwriting Agreement and the Well Orient Underwriting Agreement will waive Condition No. 3 above.

ADDITIONAL INFORMATION

The Company are mainly engaged in construction, property development and investment, manufacturing and trading of construction materials, hotel operations and catering as well as strategic investment in contracting businesses including contract mining, contract drilling, engineering, infrastructure services, power services, telecommunication services and rail services, installation and maintenance of elevators and escalators, and provision of specialised business and management solution.

The net profit before and after taxation and minority interest of CSH shown on the audited consolidated income statement was HK$1,093,641,000 and HK$1,047,596,000 respectively for the financial year ended 31st December, 1999 and the net loss before and after taxation and minority interest of CSH shown on the audited consolidated income statement was HK$812,883,000 and HK$730,682,000 respectively for the financial year ended 31st December, 2000. The net asset value of CSH shown on the audited consolidated balance sheet for the financial year ended 31st December, 1999 was HK$3,376,475,000 and the net asset value of CSH shown on the audited consolidated balance sheet for the financial year ended 31st December, 2000 was HK$2,849,854,000.

If Calisan takes up more than 195,962,148 CSH Rights Shares pursuant to the Underwriting Agreement, this will constitute a discloseable transaction for the Company under Chapter 14 of the Listing Rules.

Your attention is drawn to the general information for the Company as set out in the appendix to this circular.

By order of the Board of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular (other than that relating to CSH, Well Orient and Hanny) and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, save as disclosed below, none of the Directors or the chief executive of the Company have any interest in the equity or debt securities of the Company or any associated corporations (within the meaning of the SDI Ordinance) or which have been notified to the Company and the Stock Exchange pursuant to Section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under Section 31 of, or Part 1 of the Schedule to, the SDI Ordinance) or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

	Number of shares of the Company held			Number of warrants of the Company ("2003 Warrants") held	Number of shares of the Company to be issued upon exercise of the share options of the Company
Name of Director	Personal interest	Family interest	Corporate interest		
Chan Kwok Keung, Charles	–	–	441,579,452 *(note)*	86,465,812 *(note)*	9,587,301
Lau Ko Yuen, Tom	–	–	–	–	14,587,301
Chan Fut Yan	–	–	–	–	14,587,301
Chau Mei Wah, Rosanna	–	–	–	–	15,687,301
Cheung Hon Kit	400	–	–	80	–

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 441,579,452 shares in the Company and 2003 Warrants for 86,465,812 shares in the Company by virtue of his shareholding in Chinaview International Limited. Galaxyway Investments Limited, a wholly-owned subsidiary of Chinaview International Limited, owned more than one-third of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited, a wholly-owned subsidiary of ITC Investement, owned these shares and the 2003 Warrants.

None of the Directors has entered into or is proposing to enter into any service contracts with any member of the Group, other than contracts expiring or determinable by the Group within one year without any payment of compensation, other than statutory compensation.

3. SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, according to the register of substantial shareholders kept by the Company under Section 16(1) of the SDI Ordinance and so far as the Directors are aware, the shareholders of the Company who were directly or indirectly interested or taken or deemed to be directly or indirectly interested in 10% or more of the voting power at any general meeting of the Company were as follows:

Name of shareholder	Number of shares of the Company held Direct interest	 Deemed interest	Percentage of issued share capital %
Chan Kwok Keung, Charles	–	441,579,452	42.6
Chinaview International Limited	–	441,579,452	42.6
Galaxyway Investments Limited	–	441,579,452	42.6
ITC	–	441,579,452	42.6
ITC Investement	–	441,579,452	42.6
Hollyfield Group Limited	441,579,452	–	42.6

Note: Hollyfield Group Limited, a wholly-owned subsidiary of ITC Investment, which was, in turn, a wholly-owned subsidiary of ITC, owned 441,579,452 shares in the Company. Galaxyway Investments Limited, a wholly-owned subsidiary of Chinaview International Limited, owned more than one-third of the issued ordinary share capital of ITC. Dr Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview International Limited. ITC Investment, ITC, Galaxyway Investments Limited, Chinaview International Limited and Dr. Chan Kwok Keung, Charles were all deemed to be interested in 441,579,452 shares in the Company.

4. LITIGATION

No member of the Group is at present engaged in any litigation or claim of material importance to the Group and no litigation or claim of material importance to the Group is known to the Directors to be pending or threatened by or against any member of the Group.

5. MISCELLANEOUS

(a) The secretary of the Company is Mr. Chan Man Yiu, Simon, who is a qualified solicitor of the Supreme Court.

(b) The registered office of the Company is at Clarendon House, Church Street, Hamilton HM 11, Bermuda. The principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

(c) The branch share registrar and transfer office of the Company is Secretaries Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有保華德祥建築集團有限公司之股份及／或認股權證，應立即將本通函交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表聲明，並明確表示不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

（於百慕達註冊成立之有限公司）

可能須予披露之交易

及

申請授出清洗豁免

二零零二年四月四日

目　錄

頁次

釋義 1

董事會函件

緒言 4

包銷協議 5

終止包銷協議 6

配售新股之條件 7

其他資料 8

附錄一　一般資料 9

在本通函內，除非文義另有所指，下列詞語之涵義如下：

「聯繫人士」	指	上市規則對此詞語所賦予之涵義
「紅利發行」	指	按每認購十股中策配售股份可獲送三份認購權之基準，向中策配售股份之首批登記持有人發行中策紅利認股權證
「Calisan」	指	Calisan Developments Limited，於英屬處女群島註冊成立之有限公司，由本公司全資擁有
「本公司」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其證券在聯交所上市
「中策」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份在聯交所上市
「中策紅利認股權證」	指	每份認購權為0.17港元之認股權證，認購權之總額不少於47,019,852港元。中策紅利認股權證之持有人有權據此按初步認購價每股中策股份0.17港元(可予調整)認購中策股份，並可由中策紅利認股權證在聯交所買賣之首日起至二零零三年六月三十日止(包括首尾兩天)行使
「中策除外配售股份」	指	Calisan及威倫根據配售新股之條款有權以中策合資格股東之身份認購之321,760,000股中策配售股份
「中策集團」	指	中策及其附屬公司
「中策股份」	指	中策股本中每股面值0.10港元之股份
「中策購股權」	指	中策根據其於一九九二年七月二十日採納之購股權計劃所授出可認購中策股份之購股權
「中策配售股份」	指	根據配售新股將予發行之新中策股份
「董事」	指	本公司各董事
「中策股東特別大會」	指	為批准配售新股(連同紅利發行)及清洗豁免而將予召開之中策股東特別大會

「執行理事」　指　證券及期貨事務監察委員會公司財務科之執行理事或由執行理事委派之任何代表

「本集團」　指　本公司及其附屬公司

「錦興」　指　錦興集團有限公司，於百慕達註冊成立之有限公司，其證券在聯交所上市

「港元」　指　港元，香港之法定貨幣

「香港」　指　中華人民共和國香港特別行政區

「中策獨立股東」　指　除Calisan及威倫、彼等各自之聯繫人士及與彼等一致行動之人士及根據包銷協議及威倫包銷協議於配售新股之包銷事宜擁有權益之人士以外之股東

「最後可行日期」　指　二零零二年三月二十八日，本通函付印前就確定其中所載若干資料而言之最後可行日期

「上市規則」　指　聯交所之證券上市規則

「標準守則」　指　上市規則內之上市公司董事進行證券交易之標準守則

「中策海外股東」　指　於記錄日期名列中策股東登記冊而於該日之登記地址位於香港以外地區之中策股份持有人

「章程」　指　中策就配售新股而將予刊發之章程

「章程文件」　指　章程、暫定配額通知書及額外中策配售股份申請表格

「中策合資格股東」　指　除中策海外股東以外，於記錄日期名列中策股東登記冊之中策股份持有人

「記錄日期」	指	決定配售新股下未繳股款中策配售股份之暫定配額之記錄日期下午四時正(香港時間)
「配售新股」	指	中策按於記錄日期每持有一股現有中策股份可獲配兩股中策配售股份之比例配售不少於921,957,884股中策配售股份(連同中策紅利認股權證),每股中策配售股份之認購價為0.15港元
「披露權益條例」	指	香港法例第396章證券(披露權益)條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「包銷協議」	指	中策與Calisan於二零零二年三月十四日就配售新股訂立之協議
「威倫」	指	威倫有限公司,於香港註冊成立之有限公司,由錦興全資擁有
「威倫包銷協議」	指	中策與威倫於二零零二年三月十四日就配售新股訂立之協議
「清洗豁免」	指	執行理事根據收購守則第26條之豁免註釋附註1所授出之豁免,以豁免Calisan及威倫及與彼等任何一位一致行動之人士因Calisan及威倫根據包銷協議及威倫包銷協議之條款認購中策配售股份而引致須提出強制性全面收購所有中策股份(不包括由Calisan及威倫或與彼等任何一位一致行動之人士擁有者)之責任



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
周美華
張漢傑
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

可能須予披露之交易
及
申請授出清洗豁免

緒言

本公司之董事會宣佈，於二零零二年三月十四日，Calisan與中策訂立包銷協議，據此，Calisan同意參與包銷配售新股。根據包銷協議之條款，在包銷協議所載條件達成之情況下，Calisan承諾全數認購其應得之暫定配額，共160,880,000股中策配售股份，亦已同意包銷其餘之中策配售股份，共計不少於300,098,942股中策配售股份。中策會向Calisan支付1%之包銷佣金。

此外，根據威倫包銷協議，威倫亦已承諾全數認購其應得之暫定配額，共160,880,000股中策配售股份，亦已同意包銷其餘之中策配售股份，共計不少於300,098,942股中策配售股份。

如Calisan按包銷協議接納超過195,962,148股中策配售股份，根據上市規則第十四章，此舉將構成本公司之須予披露交易。本通函旨在向　閣下提供該披露事項之詳情。

包銷協議

日期：	二零零二年三月十四日
訂立包銷協議之有關各方：	中策及Calisan
由Calisan包銷之中策配售股份數目：	每兩股中策配售股份包銷一股（不包括中策除外配售股份），視乎於記錄日期之已發行中策股份數目，不會少於300,098,942股中策配售股份
向Calisan支付之佣金：	將由Calisan包銷之中策配售股份之總認購價之1%

Calisan已不可撤回地向中策承諾，自二零零二年三月十四日起至記錄日期止期間內，其實益擁有之中策股份將繼續登記在其名下。Calisan亦已承諾全數認購其暫定配額，共160,880,000股中策配售股份，亦已同意包銷剩餘之中策配售股份，共不少於300,098,942股中策配售股份（視乎於記錄日期之已發行中策股份數目而定），惟須待包銷協議所載之條件獲履行後，方可作實。Calisan之包銷承諾將以本集團之內部資源撥付。

本公司目前無意在Calisan全數履行其根據包銷協議應負之責任之情況下改變其於中策之投資策略或改變中策之業務、管理層及董事。董事相信，如成功進行配售新股，可鞏固中策之財政狀況，繼而可提高中策之投資價值及使本公司受惠。

於最後可行日期，Calisan及威倫連同與彼等任何一位一致行動之人士持有160,880,000股中策股份，合共佔中策現有已發行股本之34.9%。

倘Calisan及威倫被要求履行彼等根據包銷協議及威倫包銷協議須履行之全部責任（以均等形式分配），則Calisan及威倫合共於中策經配售新股而擴大之已發行股本（假設在記錄日期前並無任何中策購股權被正式行使）所持有之權益增至約78.3%。根據收購守則第26條之規定，履行Calisan及威倫之包銷承諾將會觸發Calisan及威倫及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部中策股份（不包括已由Calisan及威倫或與彼等一致行動之人士擁有者）。

Calisan及威倫及與彼等一致行動人士已向執行理事申請授出清洗豁免，旨在豁免Calisan及威倫及與彼等一致行動之人士因配售新股及因Calisan及威倫將予認購任何中策配售股份而引致須根據收購守則第26條豁免註釋附註1承擔提出強制性全面收購中策股份之責任。執行理事倘授出清洗豁免，仍須待(其中包括)中策獨立股東在中策股東特別大會上以點票方式批准後，方可作實。

Calisan及威倫各自根據包銷協議及威倫包銷協議應負之責任以及兩項協議之完成，均屬個別事項，毋須以另一項為附帶條件。

終止包銷協議

倘發生下列事故，則Calisan有權在緊隨接納暫定配額之最後日期後之第二個辦公日下午四時正之前任何時間終止包銷協議：

1. Calisan合理認為發生下列事故會對中策集團之整體業務、財政或經營狀況或前景造成嚴重不利影響，或導致中策或Calisan不應或不宜進行配售新股：

   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故(不論其性質為何)；

   (b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣出現變動；

   (c) 香港之市場狀況或綜合環境出現任何變動，包括(但不限於)證券買賣暫停或受到嚴重限制；

2. 中策或中策集團任何成員公司之情況出現任何變動，並因此對中策集團整體前景造成重大不利影響；

3. 中策違反或遺漏中策根據包銷協議將須承擔或履行之責任或承諾；

4. Calisan接獲通知或從其他途徑得悉，包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或在包銷協議所規定之有關時限內重申有關聲明或保證會導致在任何方面失實或失準，而Calisan合理決定任何上述之失實聲明或保證代表(或有可能代表)中策集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或

5. 在因發生任何事件或事故或Calisan知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，中策未能應Calisan合理要求之方式(及適合該等內容之方式)迅速刊登或刊發公佈或通函(於寄發章程文件後)，以避免中策證券出現造市情況。

倘包銷協議被終止，下文所載之配售新股條件其中將有一項或以上不會獲履行，配售新股將不會進行。

配售新股之條件

配售新股須待(其中包括)下列條件獲履行後，方可作實：

1. 中策根據香港法例第32章公司條例將全部有關文件送呈香港公司註冊處辦理登記手續；

2. 聯交所上市委員會批准未繳股款及繳足股款之中策配售股份、中策紅利認股權證及中策紅利認股權證所附之認購權獲行使而須予發行之中策股份上市及買賣；

3. 執行理事授出清洗豁免；

4. 中策獨立股東在中策股東特別大會上以點票方式通過普通決議案，批准：(i)配售新股連同發行中策紅利認股權證；(ii)根據中策紅利認股權證所附之認購權被行使而發行中策股份；及(iii)清洗豁免；

5. 中策向中策合資格股東寄發章程文件；及

6. Calisan及威倫根據包銷協議及威倫包銷協議須各自履行之責任成為無條件，而包銷協議及威倫包銷協議亦無根據其條款被終止。倘包銷協議或威倫包銷協議被終止，則配售新股不會被全數包銷，亦不會遵照上市規則第7.19條之規定行事。在此情況下，配售新股亦不會進行。

倘上文所述之任何條件不獲履行，則配售新股亦不會進行。包銷協議及威倫包銷協議訂約各方均不會豁免第3項條件。

其他資料

本公司主要經營建築、物業發展及投資、生產及買賣建築物料、酒店營運及飲食，以及於下列業務作策略性投資，如合約承建業務(包括合約採礦、合約鑽探、工程、基建服務、電能服務、電訊服務及鐵路服務)、升降機及扶手電梯之裝置及保養，和專門為各行企業提供管理與商務解決方案。

中策在截至一九九九年十二月三十一日止財政年度之經審核綜合收益報表所示之除稅及少數股東權益前及除稅及少數股東權益後之純利分別為1,093,641,000港元及1,047,596,000港元，而截至二零零零年十二月三十一日止財政年度之經審核綜合收益報表所示之除稅及少數股東權益前及除稅及少數股東權益後之虧損淨額則分別為812,883,000港元及730,682,000港元。中策在截至一九九九年十二月三十一日止財政年度之經審核綜合資產負債表所示之資產淨值為3,376,475,000港元，而中策在截至二零零零年十二月三十一日止財政年度之經審核綜合資產負債表所示之資產淨值則為2,849,854,000港元。

如Calisan按包銷協議接納超過195,962,148股中策配售股份，根據上市規則，此舉將構成本公司之須予披露交易。

敬請　閣下留意本通函附錄所載有關本公司之一般資料。

此致

列位本公司股東　台照及
列位本公司認股權證持有人　參照

承董事會命
保華德祥建築集團有限公司
陳國強博士
主席
謹啟

二零零二年四月四日

1. 責任聲明

本通函遵照上市規則提供本集團之資料。董事願就本通函所載資料(有關中策、威倫及錦興者除外)之準確性共同及個別承擔全部責任,並於作出一切合理查詢後確認,就彼等深知及確信,本通函並無遺漏任何其他事實,致使其所載任何聲明產生誤導。

2. 董事之權益披露

於最後可行日期,除下文披露者外,概無任何董事或本公司主要行政人員持有本公司或其任何相聯法團(按披露權益條例界定)之股本或債務證券權益,或根據披露權益條例第28條須知會本公司及聯交所之權益(包括根據披露權益條例第31條或附表第一部份被視作或當作擁有之權益),或根據披露權益條例第29條須記入該條所述登記冊,或按標準守則須向本公司及聯交所申報之權益。

	所持本公司股份數目			所持本公司認股權證(「二零零三年認股權證」)數目	因行使本公司購股權而須發行之本公司股份數目
董事姓名	個人權益	家族權益	公司權益		
陳國強	–	–	441,579,452 (附註)	86,465,812 (附註)	9,587,301
劉高原	–	–	–	–	14,587,301
陳佛恩	–	–	–	–	14,587,301
周美華	–	–	–	–	15,687,301
張漢傑	400	–	–	80	–

附註:陳國強博士由於擁有Chinaview International Limited之股權而被視作擁有441,579,452股本公司股份及可認購86,465,812股本公司股份之二零零三年認股權證之權益。Galaxyway Investments Limited為Chinaview International Limited之全資附屬公司,並擁有三份之一以上德祥企業集團有限公司(「德祥企業」)已發行普通股本,而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited則擁有該等股份及二零零三年認股權證。

董事並無與本集團任何成員公司訂立或建議訂立任何服務合約,惟不包括一年內屆滿或本集團毋須補償(法定補償除外)而終止之合約。

3. 主要股東

於最後可行日期，根據本公司按披露權益條例第16(1)條所置存之主要股東登記冊所載及據董事所知，直接或間接擁有或視作直接或間接擁有可在本公司任何股東大會上行使投票權10%或以上權益之本公司股東如下：

股東名稱	所持本公司股份數目 直接權益	 應計權益	佔已發行股本 百分比 %
陳國強	–	441,579,452	42.6
Chinaview International Limited	–	441,579,452	42.6
Galaxyway Investments Limited	–	441,579,452	42.6
德祥企業	–	441,579,452	42.6
ITC Investment	–	441,579,452	42.6
Hollyfield Group Limited	441,579,452	–	42.6

附註：Hollyfield Group Limited為ITC Investment之全資附屬公司，擁有本公司441,579,452股股份，而ITC Investment則為德祥企業之全資附屬公司。Galaxyway Investments Limited為Chinaview International Limited之全資附屬公司，並擁有德祥企業三份之一以上之已發行普通股本。陳國強博士擁有Chinaview International Limited全部已發行股本。ITC Investment、德祥企業、Galaxyway Investments Limited、Chinaview International Limited及陳國強博士均被視為擁有本公司441,579,452股股份之權益。

4. 訴訟

本集團各成員公司目前概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就董事所知，本集團各成員公司亦概無任何尚未了結或對他人構成威脅或本身蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

5. 其他資料

(a) 本公司之秘書為陳文耀先生，彼具備最高法院之律師資格。

(b) 本公司之註冊辦事處設於Clarendon House, Church Street, Hamilton HM 11, Bermuda，而在香港之主要營業地點設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

(c) 本公司之股份過戶登記分處為秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓。

(d) 本通函之中英文本如有任何歧義，概以英文本為準。

BEST AVAILABLE COPY

NOTICES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Page 1



HANNY

Hanny Holdings Limited

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION AND APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER



China Strategic Holdings Limited

(Incorporated in Hong Kong with limited liability)

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 921,957,884 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE, PAYABLE IN FULL ON ACCEPTANCE (IN THE PROPORTION OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE HELD) WITH BONUS ISSUE OF WARRANTS



PAUL Y.
ITC

Paul Y. - ITC Construction Holdings Limited

(Incorporated in Bermuda with limited liability)

POSSIBLE DISCLOSEABLE TRANSACTION AND APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER

JOINT ANNOUNCEMENT

The Company proposes to raise about HK$138.3 million, before expenses, by issuing not less than 921,957,884 new Shares by way of the Rights Issue with the Bonus Issue at a price of HK$0.15 per Rights Share. The Company will provisionally allot two Rights Shares for every one existing Share held by the Qualifying Shareholders on the Record Date with Bonus Warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up. The Substantial Shareholders have undertaken to subscribe for the Excluded Rights Shares and have underwritten the Rights Issue, other than the Excluded Rights Shares in full.

The Rights Issue will not be available to Overseas Shareholders.

The Company intends to use the proceeds of the Rights Issue of about HK$138.3 million, before expenses, as follows:

(i) HK$50,000,000 will be used for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport under a Cooperative Development Agreement entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town;

(ii) HK$20,000,000 will be used as an unsecured loan to China Land Group Limited a subsidiary of the Company on normal commercial terms for renovation, repair and maintenance work for Plaza Canton Hotel owned by China Land Group Limited. The Company will ensure that the loan will be advanced in compliance with the Listing Rules;

(iii) HK$30,000,000 will be used for Tung Fong Hung Investment Limited, a wholly-owned subsidiary of the Company, in the area of Chinese medicine, western pharmaceuticals and health food; and

(iv) the remaining balance of about HK$38,300,000 will be used as additional working capital.

The Rights Issue is subject to the conditions set out below under the section headed "Conditions of the Rights Issue". In particular, the Rights Issue is conditional upon, among other things: (i) the Executive granting the Whitewash Waiver to the Substantial Shareholders; (ii) the approval by the Independent Shareholders at the EGM of the Rights Issue with the Bonus Issue and the Whitewash Waiver; and (iii) the obligations of the Substantial Shareholders under their respective Underwriting Agreements becoming unconditional and not being terminated in accordance with the terms thereof, including provisions regarding force majeure referred to below in the section "Underwriting Arrangements".

If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

The Substantial Shareholders and their respective associates and parties acting in concert with them will abstain from voting on the resolutions to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver at the EGM. As at the date of this announcement, the Substantial Shareholders together with parties acting in concert with any of them in aggregate hold 160,880,000 Shares, representing approximately 34.9% of the Company's existing issued share capital. The Substantial Shareholders have irrevocably undertaken to the Company that the Shares beneficially owned by them will remain registered in their names from the date of this announcement to the Record Date.

Each of the Substantial Shareholders has also undertaken to subscribe for their provisional entitlements in full, amounting in aggregate to 321,760,000 Rights Shares, and each has agreed to underwrite the balance of the Rights Shares in equal shares, amounting to not less than 600,197,884 Rights Shares, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements. An underwriting commission of 1% will be payable by the Company to each of the Substantial Shareholders.

In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the Substantial Shareholders' aggregate interest in the share capital of the Company as enlarged by the Rights Issue would be increased to approximately 78.3%, assuming no Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the Substantial Shareholders' underwriting commitment may trigger a mandatory general offer by the Substantial Shareholders and the parties acting in concert with them, for all the Shares other than those already owned by the Substantial Shareholders and the parties acting in concert with them. A Whitewash Waiver application will be made by the Substantial Shareholders and the parties acting in concert with them to the Executive.

It is the intention of the Substantial Shareholders and parties acting in concert with them to maintain the listing of the Company after the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors have jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. The Substantial Shareholders currently have no intention to change the composition of the board of the Company after the completion of the Rights Issue. The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following the completion, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

An independent board committee of the Company will be appointed to advise the Independent Shareholders on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver.

If Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited take up more than 149,218,884 Rights Shares and 195,962,148 Rights Shares respectively pursuant to the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement respectively, this will constitute a discloseable transaction for each of them under Chapter 14 of the Listing Rules. Circulars containing details of such disclosure will be sent to the shareholders of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively.

An independent financial adviser, Platinum Securities Company Limited, has been appointed to advise such independent board committee on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver. A circular containing details of the Rights Issue with the Bonus Issue, a letter from the independent board committee of the Company, a letter from the independent financial adviser to such committee and a notice convening the EGM to consider, among other matters, the Rights Issue with the Bonus Issue and the Whitewash Waiver, will be sent to Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 2:30 p.m. on 8 March 2002 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 10:00 a.m. on 15 March 2002.

Trading in the securities of Paul Y. - ITC Construction Holdings Limited on the Stock Exchange was suspended at the request of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 12 March 2002. Application has been made by Paul Y. - ITC Construction Holdings Limited for the resumption of trading in the securities of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 15 March 2002.

in concert with them. A Whitewash Waiver application will be made by the Substantial Shareholders and the parties acting in concert with them to the Executive.

It is the intention of the Substantial Shareholders and parties acting in concert with them to maintain the listing of the Company after the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors ha jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimu public float requirement of the Listing Rules. The Substantial Shareholders currently have no intention to change the composition of the board of the Company after the completion of the Rights Issue. The Stock Exchange has stated that, if le than 25% of the issued Shares are in public hands following the completion, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

An independent board committee of the Company will be appointed to advise the Independent Shareholders on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver.

If Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited take up more than 149,218,384 Rights Shares and 195,962,148 Rights Shares respectively pursuant to the Well Orient Underwriting Agreement and the Calis Underwriting Agreement respectively, this will constitute a discloseable transaction for each of them under Chapter 14 of the Listing Rules. Circulars containing details of such disclosure will be sent to the shareholders of Hanny Holdin Limited and Paul Y. - ITC Construction Holdings Limited respectively.

An independent financial adviser, *Platinum Securities Company Limited*, has been appointed to advise such independent board committee on the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver. A circular containi details of the Rights Issue with the Bonus Issue, a letter from the independent board committee of the Company, a letter from the independent financial adviser to such committee and a notice convening the EGM to consider, among oth matters, the Rights Issue with the Bonus Issue and the Whitewash Waiver, will be sent to Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 2:30 p.m. on 8 March 2002 pending the release of this announcement. Application has been made by the Company for the resumption trading in the Shares with effect from 10:00 a.m. on 15 March 2002.

Trading in the securities of Paul Y. - ITC Construction Holdings Limited on the Stock Exchange was suspended at the request of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 12 March 2002. Application has be made by Paul Y. - ITC Construction Holdings Limited for the resumption of trading in the securities of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 15 March 2002.

RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	two Rights Shares for every one existing Share held on the Record Date at a subscription price of HK$0.15 per Rights Share with Bonus Warrants of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up
Number of existing Shares in issue:	460,978,942 Shares as at the date of this announcement
Number of Rights Shares:	not less than 921,957,884 Rights Shares
Amount of Bonus Warrants:	units of subscription rights with initial subscription price of HK$0.17 each in the amount of not less than HK$47,019,852

The 921,957,884 nil-paid Rights Shares proposed to be provisionally allotted represent 200% of the existing issued share capital of the Company and approximately 66.7% of the Company's issued share capital as enlarged by the issue of the Rights Shares.

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which will be issued and allotted on or before the Record Date, being any Shares which will be issued and allotted to holders of Share Options pursuant to an exercise of the subscription rights attaching to the Share Options. As at the date of this announcement, the Company has 376,750 Share Options outstanding and exercisable before the Record Date by the directors and employees of the Group to subscribe for Shares at prices ranging from HK$3.44 to HK$6.06 per Share, subject to adjustments. If all the subscription rights attaching to the Share Options are duly exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will be increased by 376,750 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased by 753,500 Rights Shares. The Substantial Shareholders have agreed to underwrite in equal shares all the Rights Shares which will be provisionally allotted under the Rights Issue other than the Excluded Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to Qualifying Shareholders only and for information only, the Prospectus to the Overseas Shareholders.

To qualify for the Rights Issue, a Shareholder must:

1. be registered as a member of the Company at the close of business on the Record Date; and
2. have an address in Hong Kong as his/her address on the register of members of the Company at the close of business on the Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfers of Shares, with the relevant share certificates, with the Company's share registrar by 4:00 p.m. on 22 April 2002.

The Company's share registrar is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. The register of members of the Company will be closed from 23 April 2002 to 29 April 2002, both dates inclusive. No transfer of Shares will be registered during this period.

Subscription price of Rights Shares

The subscription price for the Rights Shares is HK$0.15 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotments under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares. Such subscription price represents a discount of approximately 61.5% to the closing price of HK$0.39 per Share quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, being the last trading day before the release of this announcement; a discount of approximately 62.5% to the average closing price of HK$0.40 per Share quoted on the Stock Exchange for the 10 trading days up to and including 8 March 2002, being the last trading day before the release of this announcement; and a discount of approximately 75.4% of the net asset value of HK$0.61 per Share as at 30 June 2001, being the date to which the latest interim report of the Group was made up.

Basis of provisional allotments

Two Rights Shares in nil-paid form, for every one existing Share held by the Qualifying Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

When allotted and fully paid, the Rights Shares will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares in their fully-paid form.

Nil-paid Rights Shares are expected to be traded in board lots of 2,500 Shares. Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Prospectus Documents will not be registered under the securities legislation of any jurisdictions other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send them any provisional allotment letters or forms of application for excess Rights Shares. However, Overseas Shareholders entitled to vote at the EGM.

If a premium net of expenses can be obtained, the Company will sell the provisional allotment of Rights Shares w would otherwise have been allotted to Overseas Shareholders once dealings in the nil-paid Rights Shares commence. proceeds of the sale of the Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual sale proceeds of less HK$100 for its own benefit.

Fractional entitlements

As the basis of the Rights Issue is two Rights Shares for every one Share held on the Record Date, there will be fractional entitlement to the Rights Shares.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of Overseas Shareholders and any nil-Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the form of application for excess Rights Shares a separate remittance for the excess Rights Shares. The Directors will allocate the excess Rights Shares at their discre on a fair and equitable basis.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first regist holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$ each for every ten Rights Shares taken up under the Rights Issue. The issue of Bonus Warrants will be subject to approval of the Independent Shareholders at the EGM and the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the Bonus Warrants and the Shares which may fall to be issued pursuant to exercise of the subscription rights attaching to the Bonus Warrants.

Subscription Price of Bonus Warrants

The initial subscription price of Bonus Warrants of HK$0.17 per Share represents a discount of approximately 56.4 the closing price of HK$0.39 per Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, b the last trading day pending the release of this announcement and a discount of approximately 57.5% to the ave closing price per Share of approximately HK$0.40 for the ten trading days up to and including 8 March 2002, being last trading day pending the release of this announcement. The discount of the initial subscription price of the Bo Warrants to the closing price of the Shares is in line with the discount of the subscription price of the Rights Issue. Directors consider that the initial subscription price of the Bonus Warrants gives an attractive opportunity to the Qualify Shareholders who take up the Rights Shares to participate in the future growth of the Group.

Subscription Period of Bonus Warrants

The subscription period is expected to be from the date on which the listing of the Bonus Warrants commences on Stock Exchange to 30 June 2003, both dates inclusive.

Board Lot of Bonus Warrants

The board lot for trading in the Bonus Warrants is proposed to be 25,000 units of subscription rights. However, depend on the entitlement to and acceptance of Rights Shares by those entitled, odd lots of Bonus Warrants may be issued. Th is no arrangement for the trading of odd lots of the Bonus Warrants.

Amount of Bonus Warrants

On the basis of not less than 921,957,884 Rights Shares to be issued under the Rights Issue, Bonus Warrants w subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,852 will be issued. The exerc In full of the subscription rights attaching to the Bonus Warrants will result in the issue of not less than 276,587, Shares and represents approximately 20% of the issued share capital of the Company as enlarged by the Rights Issue 16.7% of the issued share capital of the Company as enlarged by the Rights Issue and upon the issue of 276,587, Shares by the exercise of the subscription rights attaching to the Bonus Warrants. The Bonus Warrants will be issue registered form and will be traded on the Stock Exchange.

Fractional entitlements to Bonus Warrants will not be issued but will be aggregated and sold for the benefit of Company. No Bonus Warrants will be issued to Overseas Shareholders.

Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bo Warrants are expected to be posted to the subscribers who have been allotted the relevant Rights Shares on or about May 2002 at their own risk.

Application for listing

The Company will apply to the Listing Committee of the Stock Exchange for the listing of and permission to deal in Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the Shares, which may fall to be iss pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

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UNDERWRITING ARRANGEMENTS

Underwriting Agreements

Date:	14 March 2002
Parties to the Calisan Underwriting Agreement:	The Company and Calisan
Parties to the Well Orient Underwriting Agreement:	The Company and Well Orient
Number of Rights Shares underwritten by Calisan:	One of every two Rights Shares less any Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of Shares in issue on the Record Date
Number of Rights Shares underwritten by Well Orient:	One of every two Rights Shares less any Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of Shares in issue on the Record Date
Commission payable to Calisan:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Calisan
Commission payable to Well Orient:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Well Orient

Each of the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement is a connected transaction for the Company which is exempted from shareholders approval requirements pursuant to Rule 14.24(6)(c) of the Listing Rules.

As at the date of this announcement, the Substantial Shareholders together with parties acting in concert with any of them currently hold 160,880,000 Shares, representing 34.9% of the Company's existing issued share capital.

Each of the Substantial Shareholders has irrevocably undertaken to the Company that the Shares beneficially owned by them will remain registered in their names from the date of this announcement to the Record Date. Each of the Substantial Shareholders has also undertaken to subscribe for their provisional entitlements in full, amounting in aggregate to 321,760,000 Rights Shares, and has each agreed to underwrite the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares in aggregate depending on the number of Shares in issue on the Record Date, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements.

In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the Substantial Shareholders' aggregate holding in the issued share capital of the Company as enlarged by the Rights Issue would be increased to approximately 78.3% assuming no Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the Substantial Shareholders' underwriting commitment will trigger a mandatory general offer by the Substantial Shareholders and parties acting in concert with them, for all the Shares other than those already owned by the Substantial Shareholders or parties acting in concert with them. Application will be made by the Substantial Shareholders and parties acting in concert with them to the Executive for the Whitewash Waiver pursuant to Note 1 to the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, inter alia, the approval of the Independent Shareholders taken on a poll at the EGM.

The obligations of each of Well Orient and Calisan under their respective Underwriting Agreements, and completion thereof are several and are not conditional upon each other.

The Substantial Shareholders and parties acting in concert with them have not acquired any voting rights in the Company and have not dealt in any Shares in the six months prior to the date of this announcement.

Shareholding Structure

Assume no Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing Number of Shares held	%	After Rights Issue and assuming the Substantial Shareholders take up all underwritten Rights Shares Number of Shares held	%
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.45	541,418,942	39.15
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.45	541,418,942	39.15
Sub total		160,880,000	34.90	1,082,837,884	78.30
Employee		632	0.00	632	0.00
Public		300,098,310	65.10	300,098,310	21.70
Total		460,978,942	100.00	1,382,936,826	100.00

Assume all outstanding Share Options are duly exercised before the Record Date:

After Rights Issue and assuming the Substantial

5. **the Company shall, after any matter or event has occurred or come to the attention of the Substantial Shareholders as a result of which any representation or warranty would be untrue or inaccurate in any respect, fall promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Calisan or Well Orient may reasonably request for the purpose of preventing the creation of a false market in the securities of the Company.**

If either the Calisan Underwriting Agreement or Well Orient Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out below will not be fulfilled and the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, among other matters, the followings:

1. the Company registering all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
2. the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Rights Shares in their nil-paid and fully-paid forms, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants;
3. the granting of the Whitewash Waiver by the Executive;
4. the passing of the ordinary resolutions by Independent Shareholders at the EGM taken on a poll to approve: (i) the Rights Issue with the issue of the Bonus Warrants; (ii) the issue of Shares pursuant to the exercise of subscription rights attaching to the Bonus Warrants; and (iii) the Whitewash Waiver;
5. the posting of the Prospectus Documents to Qualifying Shareholders; and
6. the obligations of each of Calisan and Well Orient under their respective Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with the terms thereof. If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

If any of the above conditions is not satisfied, the Rights Issue will not proceed. None of the parties to the Underwriting Agreements will waive condition No. 3.

Application will also be made to the Executive for the Whitewash Waiver from the obligation of the Substantial Shareholders and the parties acting in concert with them to make a mandatory general offer for the Shares as a result of the Rights Issue and any Rights Shares which are to be subscribed by the Substantial Shareholders pursuant to their respective Underwriting Agreements. The Whitewash Waiver, if granted by the Executive, would be subject to the approval by the Independent Shareholders taken on a poll at the EGM.

EXPECTED TIMETABLE

The following is the expected timetable for the Rights Issue:

	2002
Despatch of circular to Shareholders on or about	4 April
Last day of dealing of Shares on a cum-rights basis	18 April
First day of dealing of Shares on an ex-rights basis	19 April
Latest time for Shareholders to lodge transfer of Shares in order to qualify for the Rights Issue	4:00 p.m. on 22 April
Register of members closed	23 April to 29 April
Latest time for lodging proxy forms	10:00 a.m. 27 April
EGM	10:00 a.m. 29 April
Record Date	29 April
Register of members re-open	30 April
Prospectus Documents to be despatched	2 May
First day of dealing in nil-paid Rights Shares	6 May
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on 10 May
Last day of dealing in nil-paid Rights Shares	15 May
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on 21 May
Each of the Underwriting Agreements becomes unconditional	4:00 p.m. on 23 May
Publication of announcement of results of Rights Issue and any excess application on newspapers	24 May
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	27 May
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	27 May
Commencement of dealings of fully-paid Rights Shares and Bonus Warrants	10:00 a.m. on 29 May

USE OF PROCEEDS OF THE RIGHTS ISSUE

The Company itself is an investment holding company. The Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The Company intends to use the proceeds of the Rights Issue of about HK$138.3 million, before expenses as follows:

Registered owner	Beneficial owner	Existing Number of Shares held	%	assuming the Substantial Shareholders take up all underwritten Rights Shares Number of Shares held	%
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.45	541,418,942	39.15
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.45	541,418,942	39.15
Sub total		160,880,000	34.90	1,082,837,884	78.30
Employee		632	0.00	632	0.00
Public		300,098,310	65.10	300,098,310	21.70
Total		460,978,942	100.00	1,382,936,826	100.00

Assume all outstanding Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing Number of Shares held	%	After Rights Issue and assuming the Substantial Shareholders take up all underwritten Rights Shares Number of Shares held	%
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.44	541,795,692	39.15
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.44	541,795,692	39.15
Sub total		160,880,000	34.88	1,083,591,384	78.30
Employee		632	0.00	632	0.00
Public		300,475,060	65.12	300,475,060	21.70
Total		461,355,692	100.00	1,384,067,076	100.00

If the aggregate shareholding of the Substantial Shareholders after completion of the Rights Issue is in the range of 30% to 50% of the enlarged issued share capital of the Company, they will be subject to the 2% creeper as set out in the Takeovers Code. If the aggregate shareholding of the Substantial Shareholders after the completion of the Rights Issue exceeds 50% of the enlarged issued share capital of the Company, the Substantial Shareholders can acquire further Shares without triggering a mandatory general offer.

It is the intention of the Substantial Shareholders and parties acting in concert with them to maintain the listing of the Company after the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors have jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. The Substantial Shareholders currently have no intention to change the composition of the board of the Company after completion of the Rights Issue.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following completion of the Rights Issue, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

Termination of the Underwriting Agreements

Each of Calisan and Well Orient may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 23 May 2002 (being the second business day following the last day for acceptance of provisional allotments) if:

1. **the occurrence of the following events would in the reasonable opinion of either Calisan or Well Orient materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or otherwise makes it inexpedient or inadvisable for the Company or either Calisan or Well Orient to proceed with the Rights Issue:**

   (a) **the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever;**

   (b) **the occurrence of any local, national or international event or change of political, military, financial, economic, currency;**

   (c) **the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities;**

2. **any change occurs in the circumstances of any member of the Group which would materially and adversely affect the prospects of the Group as a whole;**

3. **the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements;**

4. **either Calisan or Well Orient shall receive notification or shall otherwise become aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Calisan or Well Orient shall in their reasonable opinion determine that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or**

First day of dealing in nil-paid Rights Shares	6 May
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on 10 May
Last day of dealing in nil-paid Rights Shares	15 May
Latest time for payment and acceptance of Rights Shares	4:00 p.m. on 21 May
Each of the Underwriting Agreements becomes unconditional	4:00 p.m. on 23 May
Publication of announcement of results of Rights Issue and any excess application on newspapers	24 May
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	27 May
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	27 May
Commencement of dealings of fully-paid Rights Shares and Bonus Warrants	10:00 a.m. on 29 May

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USE OF PROCEEDS OF THE RIGHTS ISSUE

The Company itself is an investment holding company. The Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructuring projects.

The Company intends to use the proceeds of the Rights Issue of about HK$138.3 million, before expenses as follows:

(i) HK$50,000,000 will be used for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport under a Cooperative Development Agreement entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town;

(ii) HK$20,000,000 will be used as an unsecured loan to China Land Group Limited, a wholly-owned subsidiary of the Company, on normal commercial terms for renovation, repair and maintenance work for Plaza Canton Hotel owned by China Land Group Limited, a subsidiary of the Company. The Company will ensure that the loan will be advanced in compliance with the Listing Rules;

(iii) HK$30,000,000 will be used for Tung Fong Hung Investment Limited, a wholly-owned subsidiary of the Company, in the area of Chinese medicine, western pharmaceuticals and health food; and

(iv) the remaining balance of about HK$38,300,000 will be used as additional working capital.

ADJUSTMENTS IN RELATION TO EXERCISE PRICE OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company, the Company has outstanding Share Options to subscribe for up to an aggregate of 376,750 Shares, at subscription prices from HK$3.44 to HK$6.06 per Share, both the number of Shares and subscription prices are subject to adjustments. The issuance of the Rights Shares will cause an adjustment to each of the subscription prices and the number of Shares to be issued under the Share Options.

As to the adjustments to the number of Shares to be issued and the subscription prices in respect of Share Options, the Company will instruct its auditors to review and certify the basis of such adjustments as soon as practicable. Details of the adjusted subscription prices will be announced as soon as practicable.

POSSIBLE DISCLOSEABLE TRANSACTIONS

Hanny Holdings Limited is principally engaged in the manufacture, distribution and marketing of data storage media (primarily floppy disks, CD-R and CD-RW) and the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. Hanny Holdings Limited also made strategic investments in information technology, Internet, Internet-related businesses and other businesses.

Paul Y. - ITC Construction Holdings Limited and its subsidiaries are mainly engaged in construction, property development and investment, manufacturing and trading of construction materials, hotel operations and catering as well as strategic investment in contracting businesses including contract mining, contract drilling, engineering, infrastructure services, power services, telecommunication services and rail services, installation and maintenance of elevators and escalators, and provision of specialised business and management solution.

If Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited take up more than 149,218,884 Rights Shares and 195,962,148 Rights Shares respectively pursuant to the Well Orient Underwriting Agreement and the Calisan Underwriting Agreement respectively, this will constitute a discloseable transaction for each of them under Chapter 14 of the Listing Rules. Circulars containing details of such disclosure will be sent to the shareholders of Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited respectively.

INCREASES IN THE PRICE AND TRADING VOLUME OF THE SHARES OF PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

This statement is made at the request of the Stock Exchange.

The board of directors of Paul Y. - ITC Construction Holdings Limited have noted the increases in the price and trading volume of the shares of Paul Y. - ITC Construction Holdings Limited on 11 March 2002 and wish to state that the board of directors of Paul Y. - ITC Construction Holdings Limited are not aware of any reasons for such increase. Until late afternoon on 11 March 2002, Paul Y. - ITC Construction Holdings Limited confirmed with all the directors that there is a possible discloseable transaction as disclosed herein.

The board of directors of Paul Y. - ITC Construction Holdings Limited confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board of directors of Paul Y. - ITC Construction Holdings Limited aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the board of directors of Paul Y. - ITC Construction Holdings Limited, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

GENERAL

Among the Directors, Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna and Mr. Allan Yap, who were nominated and appointed by the Substantial Shareholders after their acquisition of the stake in the Company on 11 October 2000, are considered to be parties acting in concert with the Substantial Shareholders.

The Substantial Shareholders and the parties acting in concert with them will abstain from voting on the resolutions approving the Rights Issue with the Bonus Issue and the Whitewash Waiver at the EGM. All Independent Shareholders are entitled to vote at the EGM. An independent board committee comprising the independent non-executive Directors will be appointed to advise the Independent Shareholders on the terms of the Rights Issue, the Bonus Issue and the Whitewash Waiver. An independent financial adviser, Platinum Securities Company Limited, has been appointed to advise the independent board committee on the terms of the Rights Issue, the Bonus Issue and the Whitewash Waiver.

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amongst other matters, the Rights Issue with the Bonus Issue and the Whitewash Waiver, to Shareholders as soon as practicable.

The net profit before and after taxation and minority interest of the Company shown on the audited consolidated income statement was HK$1,093,641,000 and HK$1,047,596,000 respectively for the financial year ended 31 December 1999 and the net loss before and after taxation and minority interest of the Company shown on the audited consolidated income statement was HK$812,885,000 and HK$730,682,000 respectively for the financial year ended 31 December 2000. The net asset value of the Company shown on the audited consolidated balance sheet for the financial year ended 31 December 1999 was HK$3,376,473,000 and the net asset value of the Company shown on the audited consolidated balance sheet for the financial year ended 31 December 2000 was HK$2,849,654,000.

RESUMPTION OF TRADING

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 2:30 p.m. on 8 March 2002 pending the release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 10:00 a.m. on 15 March 2002.

Trading in the securities of Paul Y. - ITC Construction Holdings Limited on the Stock Exchange was temporarily suspended at the request of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 12 March 2002. Application has been made by Paul Y. - ITC Construction Holdings Limited for the resumption of trading in the securities of Paul Y. - ITC Construction Holdings Limited with effect from 10:00 a.m. on 15 March 2002.

WARNING OF THE RISKS OF DEALINGS IN SHARES AND RIGHTS SHARES

Existing Shares are expected to be dealt in on an ex-rights basis from 19 April 2002 onwards. The Rights Shares are expected to be dealt in their nil-paid form from 6 May 2002 to 13 May 2002, both dates inclusive. If either Calisan or Well Orient terminates their respective Underwriting Agreement, and/or the conditions of the Rights Issue are not fulfilled, the Rights Issue will not proceed.

Shareholders and potential investors should be aware that the Rights Issue may or may not proceed and they should exercise extreme caution when dealing in the Shares and the nil-paid Rights Shares.

DEFINITIONS

"associates"	shall have the meaning ascribed thereto under the Listing Rules
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every ten Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of HK$0.17 each in the amount of not less than HK$47,019,652 which entitle the holder thereof to subscribe for Shares at an initial subscription price of HK$0.17 per Share, subject to adjustment, exercisable from the first day of dealing in the Bonus Warrants on the Stock Exchange to 30 June 2003, both dates inclusive
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. - ITC Construction Holdings Limited, the securities of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 42.2% of issued share capital of Paul Y. - ITC Construction Holdings Limited
"Calisan Underwriting Agreement"	agreement dated 14 March 2002 entered into between the Company and Calisan in relation to the Rights Issue
"Cooperative Development Agreement"	agreement dated 18 August 2001 entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town for joint development of a land which is adjacent to the eastern side of Beijing Capital Airport
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"EGM"	extraordinary general meeting of the Company to be convened to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver
"Excluded Rights Shares"	the 321,760,000 Rights Shares that the Substantial Shareholders are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders
"Executive"	the Executive Director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of the Executive Director
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Independent Shareholders"	Shareholders other than the Substantial Shareholders, their respective associates (as defined in the Listing Rules), and parties acting in concert with them and those who are involved in or interested in the underwriting of the Rights Issue under the Underwriting Agreements
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholders"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	4:00 p.m. (Hong Kong time) on the record date for the determination of the entitlements for the provisional allotment of the nil paid Rights Share under the Rights Issue
"Rights Issue"	the rights issue of two Rights Shares for every existing one Share held
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"Share Option(s)"	option(s) to subscribe for Share(s) granted by the Company under its share option scheme adopted on 20 July 1992
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholders"	Well Orient and Calisan
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreements"	the Calisan Underwriting Agreement and the Well Orient Underwriting Agreement
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, the securities of which are listed on the Stock Exchange and Dr. Chan Kwok Keung, Charles is deemed to be interested in 27.73% of the issued share capital of Hanny Holdings Limited
"Well Orient Underwriting Agreement"	agreement dated 14 March 2002 entered into between the Company and Well Orient in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 to the Notes on the dispensations from Rule 26 of the Takeovers Code in respect of the obligations of the Substantial Shareholders and parties acting in concert with any of them to make a mandatory general offer for all the Shares not already owned by the Substantial Shareholders or parties acting in concert with any of them which would otherwise arise as a result of the Substantial Shareholders subscribing for the Rights Shares under the terms of the Underwriting Agreements

By Order of the Board
HANNY HOLDINGS LIMITED
Chan Kwok Keung, Charles
Chairman

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Lien Kait Long
Director

By Order of the Board
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
Chau Mei Wah, Rosanna
Director

Hong Kong, 14 March 2002

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those in relation to the Substantial Shareholders, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited) and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement in this announcement misleading.

The directors of Hanny Holdings Limited jointly and severally accept full responsibility for the accuracy of the information so far as it relates to Well Orient and Hanny Holdings Limited contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement so far as it relates to Well Orient and Hanny Holdings Limited in this announcement misleading.

The directors of Paul Y. - ITC Construction Holdings Limited jointly and severally accept full responsibility for the accuracy of the information so far as it relates to Calisan and Paul Y. - ITC Construction Holdings Limited contained in this announcement and confirm, having made all reasonable inquiries that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any statement so far as it relates to Calisan and Paul Y. - ITC Construction Holdings Limited contained in this announcement misleading.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致

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HANNY

Hanny Holdings Limited
(錦興集團有限公司)

(於百慕達註冊成立之有限公司)

可能須予披露之交易
及
申請授出清洗豁免



中策集團有限公司

(於香港註冊成立之有限公司)

配售新股建議
按每持有一股現有股份可獲配兩股配售
建議按每股配售股份0.15港元之價
不少於921,957,884股每股面值0.10港元
股款須於接納時全數繳足及發行紅利

聯合公佈

本公司建議藉著配售新股連同紅利發行之方式，按每股配售股份0.15港元之價格，發行不少於921,957,884股新股，以籌集約138,300,000港元(未扣除開支)。合資格股東於記錄
元)之比例，獲本公司派送紅利認股權證。主要股東已承諾會認購除外配售股份及全數包銷配售新股(不包括除外配售股份)。

配售新股一事對海外股東並不適用。

本公司擬將配售新股所得款項約138,300,000港元(未扣除開支)作以下用途：

(i) 50,000,000港元將用作徵地賠償費之一部份。本公司曾與北京市順義區李橋鎮人民政府訂立一項合作發展協議，而本公司根據此徵收一幅鄰近北京首都機場東部之土地

(ii) 20,000,000港元將按一般商業條款以無抵押貸款之形式向本公司之一間附屬公司中國置地集團有限公司提供，用於中國置地集團有限公司擁有之廣州江南大酒店之翻新

(iii) 30,000,000港元將撥予本公司之一間全資附屬公司Tung Fong Hung Investment Limited用於中藥、西藥及保健產品方面；及

(iv) 餘款約38,300,000港元將用作額外營運資金。

配售新股須待下文「配售新股之條件」一節所述之條件獲履行後，方可作實。配售新股尤其須待(其中包括)：(i)執行理事向主要股東授出清洗豁免，(ii)獨立股東在股東特別大
其條款(包括下文「包銷安排」一節所述之不可抗力事故之有關規定)被終止等各項完成後，方可作實。

倘Calisan包銷協議或威倫包銷協議被終止，則配售新股不會獲全數包銷，亦不會根據上市規則第7.19條之規定行事。在此情況下，配售新股亦不會進行。

各主要股東及彼等各自之聯繫人士及與彼等一致行動之人士將在股東特別大會上就批准配售新股連同紅利發行及清洗豁免之決議案放棄投票。於本公佈刊登日期，各主要股
東承諾，在本公佈刊登日期起至記錄日期止之期間內，由彼等實益擁有之股份將繼續登記於彼等之名下。

各主要股東亦已承諾會全數認購彼等之暫定配額(合共321,760,000股配售股份)，彼等亦已各自同意會按均等分配之形式包銷剩餘之配售股份(合共不少於600,197,884股配售

倘主要股東被要求履行彼等根據各自之包銷協議須履行之全部責任(以均等形式分配)，則主要股東合共於本公司經配售新股而擴大之股本(假設在記錄日期前並無任何購股
一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部股份(不包括已由主要股東及與彼等一致行動之人士擁有者)。主要股東及與彼等一致行動之人士將會向執

主要股東及與彼等一致行動之人士現擬在配售新股完成後維持本公司之上市地位。因此，本公司、主要股東及彼等各自之董事已共同及個別向聯交所承諾，本公司及主要股
售新股完成後改變本公司之董事會成員組合。聯交所已表示，倘公眾人士在完成後所持之已發行股份不足25%，或倘聯交所相信股份買賣存在或可能存在虛假市場情況，或公眾

本公司將會成立一個獨立董事委員會，就配售新股之條款連同紅利發行之條款及清洗豁免等事宜向獨立股東提供意見。

根據上市規則第14章之規定，倘錦興集團有限公司及保華德祥建築集團有限公司分別根據威倫包銷協議及Calisan包銷協議認購之配售股份數目分別超逾149,218,884股及195,9
限公司及保華德祥建築集團有限公司寄發予其股東之通函。

本公司已委聘Platinum Securities Company Limited為獨立財務顧問，就配售新股連同紅利發行之條款及清洗豁免等事宜向獨立董事委員會提供意見。本公司將會盡快在可行情
之通函及召開股東特別大會之通告。召開股東特別大會之目的旨在考慮(其中包括)配售新股連同紅利發行及清洗豁免等事宜。

應本公司之要求，股份由二零零二年三月八日下午二時三十分起在聯交所暫停買賣，有待刊發本公佈。本公司已申請批准股份由二零零二年三月十五日上午十時正開始恢復
應保華德祥建築集團有限公司之要求，保華德祥建築集團有限公司之證券由二零零二年三月十二日上午十時正起在聯交所暫停買賣。保華德祥建築集團有限公司已申請批准

配售新股

發行數據

配售新股之基準：	於記錄日期每持有一股現有股份可按每股配售股份0.15港元之認購價獲配兩股配售股份，連同紅利認股權證，按每認購十股配售股份可獲派三份認購權(初步認購價為每份0.17港元)之比例派送
現有已發行股份數目：	460,978,942股(按本公佈刊登日期計算)
配售股份數目：	不少於921,957,884股配售股份
紅利認股權證之數額：	認購權之初步認購價為每份0.17港元，款額不少於47,019,852港元

建議將會暫定配發之921,957,884股未繳股款配售股份佔本公司現有已發行股本之200%，亦佔本公司經發行配售股份而擴大之已發行股本約66.7%。

倘在記錄日期當日或之前因購股權所附之認購權獲行使而向購股權持有人發行及配發任何額外股份，則根據配售新股將會發行之配售股份數目亦將據此按比例增加。於本公佈刊登日期，本公司有376,750份尚未行使之購股權，本集團董事及僱員據此可在記錄日期前行使購股權，按每股股份3.44港元至6.06港元不等之價格(可予調整)認購股份。倘購股權所附之全部認購權獲正式行使，而本公司因該行使事項而在記錄日期當日或之前發行及配發股份，則已發行股份之數目將會增加376,750股，而根據配售新股將會發行之配售股份數目亦將會增加753,500股。主要股東已同意包銷全部根據配售新股獲暫定配發之配售股份(不包括除外配售股份)。各主要股東將以均等分配之形式包銷配售股份。

合資格股東

本公司僅會向合資格股東寄發章程文件，惟亦會向海外股東寄發章程作參考之用。

如欲符合參與配售新股之資格，股東必須：

1. 在記錄日期辦公時間結束時已登記為本公司股東；及
2. 在記錄日期辦公時間結束時，在本公司股東登記冊所填寫之地址為香港地址。

為確保可於記錄日期已登記為股東，股東必須在二零零二年四月二十二日下午四時正之前將股份之任何過戶文件連同有關股票送達本公司之股份過戶登記處。

本公司之股份過戶登記處為標準證券登記有限公司，地址為香港干諾道中111號永安中心五樓。本公司將於二零零二年四月二十三日起至二零零二年四月二十九日止(包括首尾兩天)暫停辦理股東登記手續，在此期間內不會辦理任何股份過戶登記手續。

配售股份之認購價

配售股份之認購價為每股配售股份0.15港元。配售股份之認購價在合資格股東根據配售新股接納其暫定配額或申請認購額外配售股份或在未繳股款配售股份之承讓人認購配售股份時須全數支付。該認購價較股份於二零零二年三月八日(星期五)(即本公佈刊登日期前之最後一個交易日)下午十二時三十分在聯交所之收市價每股0.39港元折讓約61.5%，較股份在截至及包括二零零二年三月八日(即本公佈刊登日期前之最後一個交易日)止十個交易日在聯交所之平均收市價每股0.40港元折讓約62.5%，亦較股份於二零零一年六月三十日(本集團最近期之中期報告編製至該日為止)之資產淨值每股股份0.61港元折讓約75.4%。

暫定配額之基準

合資格股東於記錄日期辦公時間結束時每持有一股現有股份可獲配兩股未繳股款之配售股份。

配售股份之地位

配售股份在配發及繳足股款後，在各方面將與當時之已有股份享有同等權益。繳足股款之配售股份持有人將有權收取在繳足股款配售股份配發及發行日期之後所宣派、作出或派付之一切未來股息及分派。

預期未繳股款之配售股份將以每手2,500股之完整買賣單位進行買賣。未繳股款及繳足股款之配售股份之買賣交易均須繳納香港印花稅。

海外股東之權利

章程文件不會根據香港以外之任何司法權區之證券法例登記。本公司僅會向海外股東寄發章程作參考用途，而不會向彼等寄發任何暫定配額通知書或額外配售股份申請表格。然而，海外股東有權在股東特別大會上投票。

待未繳股款配售股份開始買賣後，在扣除開支仍可獲得溢價之情況下，本公司將會出售原應向海外股東配發之配售股份暫定配額。出售海外股東之未繳股款配售股份所得款項在扣除開支後如屬100港元或以上者，將會以港元向海外股東支付。本公司將保留個別少於100港元之出售所得款項，收益歸本公司所有。

零碎配額

由於配售新股之基準為於記錄日期每持有一股股份可獲配兩股配售股份，因此不會出現任何零碎之配售股份。

申請額外配售股份

合資格股東有權申請認購海外股東之任何未出售配額及任何獲暫定配發惟未獲接納之未繳股款配售股份。

4. 獨立股東在
行股份、及
5. 向合資格股
6. Calisan及威
則配售新股

倘上文所述之任何

本公司將向執行
股份而引致須承擔

預期時間表

以下乃配售新股之

向股東寄發通函
按連權基準買賣
按除權基準買賣
股東交回股份過戶
暫停辦理股份過戶
交回代表委任表格
股東特別大會 ..
記錄日期 ....
恢復辦理股份過戶
寄發章程文件之
買賣未繳股款配售
分拆未繳股款配售
買賣未繳股款配售
配售股份之最後
包銷協議各自成為
在報章上刊登配售
寄發有關額外配售
寄發繳足股款配售
繳足股款之配售股

配售新股所得款

本公司本身乃一
之投資。

本公司擬將配售

(i) 50,000,000
都機場東部

(ii) 20,000,000
江南大酒店

(iii) 30,000,000

:部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



策集團有限公司

（於香港註冊成立之有限公司）

配售新股建議

股現有股份可獲配兩股配售股份之比例

每股配售股份0.15港元之價格配售

57,884股每股面值0.10港元之配售股份

接納時全數繳足及發行紅利認股權證

聯合公佈

PAUL Y. ITC

Paul Y. - ITC Construction Holdings Limited

（保華德祥建築集團有限公司）

（於百慕達註冊成立之有限公司）

可能須予披露之交易

及

申請授出清洗豁免

000港元（未扣除開支）。合資格股東於記錄日期每持有一股現有股份可獲本公司暫定配發兩股配售股份，或可按每認購十股配售股份可獲送三份認購權（初步認購價為每份0.17港

之徵收一幅鄰近北京首都機場東部之土地須支付上述之徵地賠償費；

開有限公司擁有之廣州江南大酒店之翻新及維修保養工程，本公司已確保將會按照上市規則之規定而提供有關貸款；

授出清洗豁免，(ii)獨立股東在股東特別大會上批准配售新股連同紅利發行及清洗豁免，及(iii)主要股東根據彼等各自之包銷協議須履行之責任成為無條件，而包銷協議亦無根據

配售新股亦不會進行。

之主要股東。於本公佈刊發日期，各主要股東連同與彼等任何一位一致行動之人士合共持有160,850,000股股份，佔本公司現有已發行股本約34.9%。各主要股東已向本公司不可撤回

配售股份（合共不少於600,197,884股配售股份），惟須待彼等各自之包銷協議所載之條件獲履行後，方可作實。本公司將會向每位主要股東支付1%之包銷佣金。

之股本（假設在記錄日期前並無任何認股權被行使）擁有之權益將會合共增至約78.3%。根據收購守則第26條之規定，主要股東履行彼等之包銷承諾可能會觸發主要股東及與彼等

[illegible]

司及個別向聯交所承諾，本公司及主要股東將採取適當步驟以遵守上市規則之最低公眾持股量規定，確保公眾人士在任何時間所持之股份不會少於25%。主要股東現時不擬在配

分買賣存在或可能存在造市情況，或公眾人士所持股份數量不足以維持股份在市場上有秩序買賣，則聯交所將會考慮行使酌情權，暫停股份之買賣。

之股份數目分別超過149,218,884股及195,962,148股，則會構成錦興集團有限公司及保華德祥建築集團有限公司各自之須予披露之交易，有關之披露詳情將分別收錄於錦興集團有

員會提供意見。本公司將會盡快在可行情況下向股東寄發通函，其中將會載有配售新股連同紅利發行之詳情、本公司獨立董事委員會之函件、獨立財務顧問致獨立董事委員會

零零二年三月十五日上午十時正開始恢復買賣。

，保華德祥建築集團有限公司已申請批准保華德祥建築集團有限公司之股份由二零零二年三月十五日上午十時正開始恢復買賣。

證，按每認購十股配

本約66.7%。

股份數目亦將據此按

3.44港元至6.06港元

股股份，則已發行股

暫定配發之配售股

之股份過戶登記處。

在二零零二年四月二

在未繳股款配售股份

十二時三十分在聯交

在聯交所之平均收

港元折讓約75.4%。

股份面發及發行日期

已配額通知書或額外

外股東之未繳股款配

之歸本公司所有。

之若個酌情分配額

4. 獨立股東在股東特別大會上以點票方式通過普通決議案，批准：(i)配售新股連同發行紅利認股權證，(ii)根據紅利認股權證所附之認購權被行使而發行股份，及(iii)清洗豁免；

5. 向合資格股東寄發章程文件；及

6. Calisan及威倫根據彼等各自之包銷協議須各自履行之責任成為無條件，而包銷協議亦無根據其條款被終止。倘Calisan包銷協議或威倫包銷協議被終止，則配售新股不會被全數包銷，亦不會遵照上市規則第7.19條之規定行事，在此情況下，配售新股亦不會進行。

倘上文所述之任何條件不獲履行，則配售新股亦不會進行。包銷協議訂約各方均不會豁免第3項條件。

本公司將向執行理事申請授出清洗豁免，旨在豁免主要股東及與彼等一致行動之人士因配售新股及因主要股東根據彼等各自之包銷協議將予認購任何配售股份而引致須承擔提出強制性全面收購股份之責任。執行理事倘授出清洗豁免，仍須待獨立股東在股東特別大會上以點票方式批准後，方可作實。

預期時間表

以下乃配售新股之預期時間表：

	二零零二年
向股東寄發通函	四月四日（或相近日期）
按連權基準買賣股份之最後日期	四月十八日
按除權基準買賣股份之首日	四月十九日
股東交回股份過戶文件以符合參與配售新股資格之最後期限	四月二十二日下午四時正
暫停辦理股份過戶登記手續	四月二十三日至四月二十九日
交回代表委任表格之最後期限	四月二十七日上午十時正
股東特別大會	四月二十九日上午十時正
記錄日期	四月二十九日
恢復辦理股份過戶登記手續	四月三十日
寄發章程文件之日期	五月二日
買賣未繳股款配售股份之首日	五月六日
分拆未繳股款配售股份之最後期限	五月十日下午四時正
買賣未繳股款配售股份之最後日期	五月十五日
配售股份之最後付款及接納期限	五月二十一日下午四時正
包銷協議各自成為無條件	五月二十三日下午四時正
在報章上刊登配售新股及任何額外申請結果之公佈	五月二十四日
寄發有關額外配售股份之全部或部份不成功申請之退款支票	五月二十七日
寄發繳足股款配售股份之股票及紅利認股權證之證書	五月二十七日
繳足股款之配售股份及紅利認股權證開始買賣	五月二十九日上午十時正

BEST AVAILABLE COPY

配售新股所得款項之用途

本公司本身乃一間投資控股公司。本集團主要經營之業務為輪胎製造、製造、零售及分銷中藥、西藥及保健食品、物業發展及投資、酒店業務及基建項目之投資。

本公司擬將配售新股所得款項約138,300,000港元（未扣除開支）作以下用途：

(i) 50,000,000港元將用作徵地賠償費之一部份。本公司曾與北京市順義區李橋鎮人民政府訂立一項合作發展協議，而本公司根據此徵收一幅鄰近北京首都機場東部之土地須支付上述之徵地賠償費；

(ii) 20,000,000港元將按一般商業條款以無抵押貸款之形式向本公司之一間附屬公司中國置地集團有限公司提供，用於中國置地集團有限公司擁有之廣州江南大酒店之翻新及維修保養工程，本公司已確保將會按照上市規則之規定而提供有關貸款；

(iii) 30,000,000港元將撥予本公司之一間全資附屬公司Tung Fong Hung Investment Limited用於中藥、西藥及保健產品方面；及

(iv) 餘款約38,300,000港元將用作額外營運資金。

合資格股東有權申請認購海外股東之任何未出售配額及任何被暫定配發惟未獲接納之未繳股款配售股份。

如欲申請認購額外配售股份，可填妥額外配售股份之申請表格及附上為申請額外配售股份所另行開立之付款支票。董事將根據公平合理之基準酌情分配額外配售股份。

紅利認股權證

待配售新股之條件獲履行後，本公司將會向配售股份之首批登記持有人發行紅利認股權證；發行之基準為根據配售新股認購每十股配售股份可獲送三份認購權，每份認購權之初步認購價為0.17港元。發行紅利認股權證須待獨立股東在股東特別大會上批准及聯交所上市委員會批准紅利認股權證及因紅利認股權證所附之認購權被行使而將予發行之股份上市及買賣後，方可作實。

紅利認股權證之認購價

紅利認股權證之初步認購價每股股份0.17港元較股份於二零零二年三月八日（星期五）（即本公佈刊登日期前之最後一個交易日）下午十二時三十分在聯交所之收市價每股0.39港元折讓約56.4%，亦較股份在截至及包括二零零二年三月八日（即本公佈刊登日期前之最後一個交易日）止十個交易日在聯交所之平均收市價每股約0.40港元折讓約57.5%。紅利認股權證之初步認購價相較股份收市價之折讓率與配售新股認購價之折讓率相符。董事認為紅利認股權證之初步認購價乃為認購配售股份之合資格股東籌以參與本集團未來業務發展之上佳機會。

紅利認股權證之認購期間

預期該認購期間將由紅利認股權證在聯交所開始上市之日起至二零零三年六月三十日止（包括首尾兩天）。

紅利認股權證之完整買賣單位

現建議紅利認股權證之完整買賣單位為每手25,000份認購權。然而，視乎有權獲配發及接納配售股份之人士之配額及接納程度，本公司或會發行零碎之紅利認股權證。現時並無任何買賣零碎紅利認股權證之安排。

紅利認股權證之數額

根據配售新股，將有不少於921,957,884股配售股份獲發行。按此基準，不少於47,019,852港元（每份認購權0.17港元）之紅利認股權證將會發行。倘紅利認股權證所附之認購權獲全數行使，本公司將會就此發行不少於276,587,365股股份，佔本公司經配售新股而擴大之已發行股本約20%，亦佔本公司經配售新股及因紅利認股權證所附之認股權被行使而須予發行之276,587,365股股份而擴大之已發行股本約16.7%。紅利認股權證將以記名方式發行，並將在聯交所買賣。紅利認股權證之零碎配額將不會發行，惟將會售出售，收益歸本公司所有。海外股東將不會獲發行紅利認股權證。

股票

待配售新股之條件獲履行後，預期全部繳足股款配售股份之股票及紅利認股權證之證書將約在二零零二年五月二十七日向獲配發有關配售股份之人士寄發，郵誤風險概由收件人承擔。

申請上市

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權被行使時須予發行之股份上市及買賣。

包銷安排

包銷協議

日期：	二零零二年三月十四日
訂立Calisan包銷協議之有關各方：	本公司及Calisan
訂立威倫包銷協議之有關各方：	本公司及威倫
獲Calisan包銷之股份數目：	每兩股配售股份包銷一股（不包括除外配售股份）視乎於記錄日期之已發行股份數目，不會少於300,098,942股配售股份
獲威倫包銷之股份數目：	每兩股配售股份包銷一股（不包括除外配售股份）視乎於記錄日期之已發行股份數目，不會少於300,098,942股配售股份
向Calisan支付之佣金：	將由Calisan包銷之配售股份之總認購價之1%
向威倫支付之佣金：	將由威倫包銷之配售股份之總認購價之1%

根據上市規則第14.24(6)(c)條之規定，威倫包銷協議及Calisan包銷協議須各自乃本公司一項獲豁免股東批准之關連交易。

於本公佈刊登日期，各主要股東連同與彼等任何一位一致行動之人士現時持有160,880,000股股份，合共佔本公司現有已發行股本之34.9%。

每位主要股東均已不可撤回地各自向本公司承諾，自本公佈刊登日期起至記錄日期止期間內，彼等實益擁有之股份將繼續登記在彼等之名下。每位主要股東亦已各自承諾全數認購彼等之暫定配額（合共321,760,000股配售股份），亦已各自同意包銷剩餘之配售股份（合共不少於600,197,884股配售股份（視乎於記錄日期之已發行股份數目而定）），惟須待彼等各自之包銷協議所載之條件獲履行後，方可作實。

倘主要股東被要求履行彼等根據彼等各自之包銷協議須履行之全部責任（以均等形式分配），則主要股東合共於本公司經配售新股而擴大之已發行股本（假設在記錄日期前並無任何購股權被正式行使）所持有之權益將會增至約78.3%。根據收購守則第26條之規定，履行主要股東之包銷承諾將會觸發主要股東及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部股份（不包括已由主要股東或與彼等一致行動之人士擁有者）。每位主要股東及與彼等一致行動之人士將會向執行理事申請根據收購守則第26條豁免註釋附註1提出清洗豁免。倘獲執行理事授出清洗豁免，仍須待（其中包括）獨立股東在股東特別大會上以點票方式批准後，方可作實。

威倫及Calisan根據彼等各自之包銷協議所須履行之責任屬個別責任，不受彼此完成與否之影響。

各主要股東及與彼等一致行動之人士於本公佈刊登日期前六個月內並無購入本公司之任何投票權，彼等亦並無於上述期間買賣任何股份。

股權結構

假設並無任何購股權在記錄日期前獲正式行使：

記名持有人	實益擁有人	現時 所持股份數目	現時 百分比率	配售新股後及假設主要股東認購全部被包銷之配售股份 所持股份數目	配售新股後及假設主要股東認購全部被包銷之配售股份 百分比率
威倫或其代名人	錦興集團有限公司	[illegible]	17.45	541,418,942	39.15
Calisan或其代名人	保華德祥建築集團有限公司	80,440,000	17.45	541,418,942	39.15
小計		160,880,000	34.90	1,082,837,884	78.30
僱員		632	0.00	632	0.00
公眾人士		300,098,310	65.10	300,098,310	21.70
合計		460,978,942	100.00	1,382,936,826	100.00

BEST AVAILABLE COPY

假設全部尚未行使之購股權在記錄日期前獲正式行使：

記名持有人	實益擁有人	現時 所持股份數目	現時 百分比率	配售新股後及假設主要股東認購全部被包銷之配售股份 所持股份數目	配售新股後及假設主要股東認購全部被包銷之配售股份 百分比率
威倫或其代名人	錦興集團有限公司	80,440,000	17.44	541,795,692	39.15
Calisan或其代名人	保華德祥建築集團有限公司	80,440,000	17.44	541,795,692	39.15
小計		160,880,000	34.88	1,083,591,384	78.30
僱員		632	0.00	632	0.00
公眾人士		300,475,060	65.12	300,475,060	21.70
合計		461,355,692	100.00	1,384,067,076	100.00

倘主要股東在配售新股完成後於本公司經擴大後之已發行股本所佔之總持股量為30%至50%之間，彼等將根據收購守則之規定，受2%自由增購率所規限。倘主要股東在配售新股完成後於本公司經擴大後之已發行股本所佔之總持股量超過50%，則主要股東可進一步購入股份而不會觸發強制性全面收購機制。

主要股東及與彼等一致行動之人士現擬在配售新股完成後維持本公司之上市地位。因此，本公司、主要股東及彼等各自之董事已共同及個別向聯交所承諾，本公司及主要股東將會採取適當步驟以遵守上市規則之最低公眾持股量規定，確保公眾人士在任何時間所持之股份不會少於25%。主要股東現時不擬在配售新股完成後改變本公司之董事會成員組合。

聯交所已表示，倘公眾人士在配售新股完成後所持之已發行股份不足25%，或倘聯交所相信股份買賣存在或可能存在造市情況或公眾人士所持股份數量不足以維持股份在市場上有秩序買賣，則聯交所將會考慮行使酌情權，暫停股份之買賣。

終止包銷協議

倘發生下列事故，則Calisan及威倫各自均有權在二零零二年五月二十三日（即緊隨接納暫定配額之最後日期之第二個營業日）下午四時正之前任何時間終止彼等各自之包銷協議：

1. Calisan或威倫各自合理認為發生下列事故會對本集團之整體業務、財政或經營狀況或前景造成嚴重不利影響，或導致本公司或Calisan或威倫不宜或不宜進行配售新股：
   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故（不論其性質為何）；
   (b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣出現變動；
   (c) 香港之市場狀況或綜合環境出現任何變動，包括（但不限於）證券買賣暫停或受到嚴重限制；
2. 本集團任何成員公司之情況出現任何變動，並因此對本集團整體前景造成重大不利影響；
3. 本公司違反或違背本公司根據任何一份包銷協議將須承擔或履行之責任或承諾；
4. Calisan或威倫從獲通知或從其他途徑得悉，任何一份包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或在包銷協議所規定之有關時限內重申有關聲明或保證會導致在任何方面失實或失準，而Calisan或威倫合理決定任何上述之失實聲明或保證代表（或有可能代表）本集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或
5. 在因發生任何事件或事故或主要股東知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，本公司未能應Calisan或威倫合理要求之方式（及適合該等內容之方式）迅速刊登或刊發公佈或通函（於寄發章程文件後），以避免本公司證券出現造市情況。

倘Calisan包銷協議或威倫包銷協議被終止，配售新股之條件其中將有一項或以上不會獲履行，配售新股將不會進行。

配售新股之條件

配售新股須待（其中包括）下列條件獲履行後，方可作實：

1. 本公司根據香港法例第32章公司條例將全部有關文件送呈香港公司註冊處辦理登記手續；

(iii) 30,000,000
(iv) 餘款約38,3

有關購股權行使
根據本公司之購股
目及認購價均可予
倘須對根據購股權
購價之詳情刊登公
可能須予披露之
錦興集團有限公
揚聲器、錄音帶及
其他業務作出買
保華德祥建築集團
包括合約採購、各
至。
倘錦興集團有限公
根據上市規則第1
彼等之股東寄發之
保華德祥建築集團
本聲明乃應聯交所
保華德祥建築集團
時並不知悉有任何
項如本公佈所述之
除上文所述者外，
德祥建築集團有限
本聲明乃承保華德
一般資料
在各董事之中，
與主要股東一致行
主要股東及與彼等
上投票。本公司將
委聘Platinum Secu
主要股東及與彼等
本公司將會盡快向
Company Limited
本公司在截至一九
港元及1,047,596,0
損淨額則分別為8
3,376,475,000港元
恢復買賣
應本公司之要求
午十時正開始恢
應保華德祥建築集
限公司已申請批准

> 就買賣股份及
> 預期現有股份將
> 未繳股款之形式
> 務請股東及有意

釋義
「聯繫人士」
「紅利發行」
「紅利認股權證」
「Calisan」
「合作發展協議」
「Calisan包銷協議
「本公司」
「董事」
「股東特別大會」
「除外配售股份」
「執行理事」
「本集團」
「港元」
「香港」
「獨立股東」
「上市規則」
「海外股東」
「章程」
「章程文件」
「合資格股東」
「記錄日期」
「配售新股」
「配售股份」
「購股權」
「股份」
「股東」
「聯交所」
「主要股東」
「收購守則」
「包銷協議」
「威倫」
「威倫包銷協議」
「清洗豁免」

香港，二零零二年
[illegible]
一切合理查詢後就
錦興集團有限公司之
本公佈所表達之一

盡股份可獲送三份認
購權證及與紅利認股權

二時三十分在聯交所
日在聯交所之平均收
利認股權證之初步認

成會發行零碎之紅利

會發行，與紅利認股
本公司經配售新股及
並將在聯交所買賣。

售股份之人士完整，

之股份上市及買賣，

0,098,942股配售股份
0,098,942股配售股份

.9%，
之名下，每位主要股
(配售股份(視乎於配

之之已發行股本(假設
全權發主要股東及與
每位主要股東及與彼
包括)獨立股東在股東

份。

所股後及假設
股東認購全部
之配售股份

	百份比率
	39.15
	39.15
	78.30
	0.00
	21.70
	100.00

所股後及假設
股東認購全部
之配售股份

	百份比率
	39.15
	39.15
	78.30
	0.00
	21.70
	100.00

由增購事所規限。
強性全面收購建制。
個別向聯交所承諾，
股東現時不會在配

人士所持股份數量不

之前任何時間終止

alisan或威倫不願或

所規定之有關時限內
之集團規劃或、財

之合理要求之

上市及買賣：

有關購股權行使價之調整

根據本公司之購股權計劃，本公司有合共可認購最多不超過376,750股股份之尚未行使購股權，每股股份之認購價為3.44港元至6.06港元不等。有關之股份數目及認購價均可予調整。發行配售股份將引致本公司須對根據購股權將予發行之股份之認購價及數目作出調整。

倘須對根據購股權將予發行之股份數目及認購價作出調整，本公司將會盡快促使其核數師審閱及簽署認可有關之調整基準，本公司將會盡快就經調整之認購價之詳情刊登公佈。

可能須予披露之交易

錦興集團有限公司主要從事生產，銷售及分銷資料儲存媒體(主要為電腦磁碟、一次收錄光碟及可重寫光碟)，以及銷售及分銷電腦配件及儲存媒體驅動器、播錄器、錄音帶與錄影帶，微型唱碟，家庭電子產品及電訊設備配件以及證券買賣。此外，錦興集團有限公司亦於資訊科技，網絡及與網絡相關之業務及其他業務作出策略性投資。

保華德祥建築集團有限公司及其附屬公司主要經營建築、物業發展及投資，生產及買賣建築物料，酒店管理及飲食，以及於其他合約承建業務作出策略性投資，包括合約採購，合約鑽探，工程，基建服務，供電服務，電訊服務及網路服務，升降機及扶手電梯之裝置及保養，以及專門為各行企業提供管理與商務解決方案。

倘錦興集團有限公司及保華德祥建築集團有限公司分別根據威倫包銷協議及Calisan包銷協議認購超過149,218,884股配售股份及195,962,148股配售股份，則根據上市規則第14章之規定，此舉將會構成彼等各自之須予披露之交易。有關之披露詳情將會載於錦興集團有限公司及保華德祥建築集團有限公司分別向彼等之股東寄發之通函內。

保華德祥建築集團有限公司股份價格及成交量上升

本聲明乃應聯交所之要求而作出。

保華德祥建築集團有限公司之董事會注意到保華德祥建築集團有限公司股份之價格及成交量於二零零二年三月十一日均有所上升，彼等謹此聲明，彼等當時並不知悉有任何原因會導致股價及成交量上升。直至二零零二年三月十一日下午近黃昏時，保華德祥建築集團有限公司方對全部董事確認可能會進行一項如本公佈所述之須予披露之交易。

除上文所述者外，保華德祥建築集團有限公司之董事會確認目前並無任何有關擬進行收購或變賣的商談或協議為根據《上市協議》第3段而須予公佈者；保華德祥建築集團有限公司之董事會亦不知悉有任何足以或可能影響股份價格的事宜為根據《上市協議》第2段所規定的一般責任而須予公開者。

本聲明乃承保華德祥建築集團有限公司之董事會之命而作出，保華德祥建築集團有限公司之董事會願就本聲明之準確性共同及個別承擔責任。

一般資料

在各董事之中，陳國強博士，周美華女士及Allan Yap先生(彼等在主要股東於二零零零年十月十一日購入本公司之股權後，由主要股東提名及委任)被視為與主要股東一致行動之人士。

主要股東及與彼等一致行動之人士將在股東特別大會上就批准配售新股連同紅利發行及清洗豁免之決議案放棄投票。全部獨立股東均有權在股東特別大會上投票。本公司將會成立一個由獨立非執行董事組成之獨立董事委員會，以就配售新股之條款、紅利發行及清洗豁免等事宜向獨立股東提供意見。本公司已委聘Platinum Securities Company Limited為獨立財務顧問，就配售新股之條款、紅利發行及清洗豁免等事宜向獨立董事委員會提供意見。

主要股東及與彼等一致行動之人士於本公佈刊登日期前六個月內並無購入本公司之任何投票權，彼等亦並無於上述期間買賣任何股份。

本公司將會盡快向股東發出通函，其中將會載有配售新股，紅利發行及清洗豁免之詳情，本公司獨立董事委員會之函件，獨立財務顧問Platinum Securities Company Limited致獨立董事委員會函件及召開股東特別大會之通告，在會上將會考慮(其中包括)配售新股連同紅利發行及清洗豁免等事宜。

本公司在截至一九九九年十二月三十一日止財政年度之經審核綜合收益賬表所示之除稅及少數股東權益前及除稅及少數股東權益後之純利分別為1,093,641,000港元及1,047,596,000港元，而截至二零零零年十二月三十一日止財政年度之經審核綜合收益賬表所示之除稅及少數股東權益前及除稅及少數股東權益後之虧損淨額則分別為812,883,000港元及730,682,000港元。本公司在截至一九九九年十二月三十一日止財政年度之經審核綜合資產負債表所示之資產淨值為3,376,475,000港元，而本公司截至二零零零年十二月三十一日止財政年度之經審核綜合資產負債表所示之資產淨值則為2,849,854,000港元。

恢復買賣

應本公司之要求，股份由二零零二年三月八日下午二時三十分起在聯交所暫停買賣，有待刊登本公佈。本公司已申請批准股份由二零零二年三月十五日上午十時正開始恢復買賣。

應保華德祥建築集團有限公司之要求，保華德祥建築集團有限公司之證券由二零零二年三月十二日上午十時正起在聯交所暫停買賣。保華德祥建築集團有限公司已申請批准保華德祥建築集團有限公司之證券由二零零二年三月十五日上午十時正開始恢復買賣。

就買賣股份及配售股份所冒之風險而提出之警告

預期現有股份將由二零零二年四月十九日開始按除權基準買賣。預期配售股份將由二零零二年五月六日起至二零零二年五月十五日止(包括首尾兩天)按未繳股款之形式買賣。倘威倫終止威倫包銷協議及／或Calisan終止Calisan包銷協議及／或配售新股之條件不獲履行，則配售新股將不會進行。

務請股東及有意投資者留意，現時未能確定配售新股是否能夠落實進行，彼等在買賣股份及未繳股款配售股份時應審慎行事。

釋義

「聯繫人士」	指	上市規則對此詞語所賦予之涵義
「紅利發行」	指	按每認購十股配售股份可獲送三份認購權證之基準，向配售股份之首批登記持有人發行紅利認股權證
「紅利認股權證」	指	每份認購權為0.17港元之認股權證，認購權之總額不少於47,019,852港元。紅利認股權證之持有人有權據此按初步認購價每股股份0.17港元(可予調整)認購股份，並可由紅利認股權證在聯交所買賣之首日起至二零零三年六月三十日止(包括首尾兩天)行使
「Calisan」	指	Calisan Developments Limited，於英屬處女群島註冊成立之有限公司，由保華德祥建築集團有限公司全資擁有。保華德祥建築集團有限公司之證券於聯交所上市，而陳國強博士被視作擁有保華德祥建築集團有限公司已發行股本之42.2%之權益
「合作發展協議」	指	本公司及北京市順義區李橋鎮人民政府於二零零一年八月十八日就聯合發展一幅鄰近北京首都機場東面之土地而訂立之協議
「Calisan包銷協議」	指	本公司及Calisan就配售新股而於二零零二年三月十四日訂立之包銷協議
「本公司」	指	中策集團有限公司，於香港註冊成立之公司，其股份在聯交所上市
「董事」	指	本公司各董事
「股東特別大會」	指	本公司為批准配售新股連同紅利發行及清洗豁免而即將舉行之股東特別大會
「除外配售股份」	指	主要股東根據配售新股之條款有權以合資格股東之身份認購之321,760,000股配售股份
「執行理事」	指	證券及期貨事務監察委員會公司財務科之執行理事或由執行理事委派之任何代表
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港之法定貨幣
「香港」	指	中華人民共和國香港特別行政區
「獨立股東」	指	除主要股東、彼等各自之聯繫人士(定義見上市規則)及與彼等一致行動之人士及根據包銷協議於配售新股之包銷事宜擁有權益之人士以外之股東
「上市規則」	指	聯交所之證券上市規則
「海外股東」	指	於記錄日期名列本公司股東登記冊而於該日之登記地址位於香港以外地區之股東
「章程」	指	本公司就配售新股而將予刊發之章程
「章程文件」	指	章程，暫定配額通知書及額外配售股份申請表格
「合資格股東」	指	除海外股東以外，於記錄日期名列本公司股東登記冊之股東
「記錄日期」	指	決定配售新股下未繳股款配售股份之暫定配額之記錄日期下午四時正(香港時間)
「配售新股」	指	每持有一股現有股份可獲配兩股配售股份
「配售股份」	指	根據配售新股將予發行之新股份
「購股權」	指	本公司根據其於一九九二年七月二十日採納之購股權計劃所授出可認購股份之購股權
「股份」	指	本公司股本中每股面值0.10港元之股份
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	威倫及Calisan
「收購守則」	指	香港公司收購及合併守則
「包銷協議」	指	Calisan包銷協議及威倫包銷協議
「威倫」	指	威倫有限公司，於香港註冊成立之有限公司，由錦興集團有限公司全資擁有。錦興集團有限公司之證券在聯交所上市，陳國強博士被視為擁有錦興集團有限公司已發行股本之27.73%之權益
「威倫包銷協議」	指	本公司與威倫就配售新股而於二零零二年三月十四日訂立之包銷協議
「清洗豁免」	指	執行董事根據收購守則第26條之豁免註釋附註1所授出之豁免，以豁免主要股東及與彼等任何一位一致行動之人士因主要股東根據包銷協議之條款認購配售股份而引致須提出強制性全面收購股份(不包括由主要股東或與彼等任何一位一致行動之人士擁有者)之責任

承董事會命	承董事會命	承董事會命
錦興集團有限公司	中策集團有限公司	保華德祥建築集團有限公司
主席	董事	董事
陳國強	鍾亮	周美華

香港，二零零二年三月十四日

各董事願就本公佈所載之資料(不包括有關主要股東、錦興集團有限公司及保華德祥建築集團有限公司之資料)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確定，就彼等所知，本公佈所表達之一切意見乃經審慎周詳考慮後始行發表，且本公佈並無遺漏其他事實致使本公佈所載之任何聲明產生誤導。

錦興集團有限公司之董事願就本公佈所載有關威倫及錦興集團有限公司之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確定，就彼等所知，本公佈所表達之一切意見乃經審慎周詳考慮後始行發表，且本公佈並無遺漏其他事實致使本公佈所載任何有關威倫及錦興集團有限公司之任何聲明產生誤導。

保華德祥建築集團有限公司之董事願就本公佈所載有關Calisan及保華德祥建築集團有限公司之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確定，就彼等所知，本公佈所表達之一切意見乃經審慎周詳考慮後始行發表，且本公佈並無遺漏其他事實致使本公佈所載任何有關Calisan及保華德祥建

BEST AVAILABLE COPY

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or to the banker, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Cheung Ting Kau, Vincent*
Kwok Shiu Keung, Ernest*

* *Independent Non-executive Directors*

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

11th February, 2002

To the shareholders of the Company

Dear Sir or Madam,

Scrip Dividend Scheme with Cash Option in relation to the Interim Dividend for the Six Months Ended 30th September, 2001

On 17th December, 2001, it was announced that your Directors resolved to pay an interim dividend of HK$0.01 per share of HK$0.10 each in the capital of the Company ("Share") for the six months ended 30th September, 2001, such interim dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders on the register of members of the Company as at the close of business on 8th February, 2002 ("Scrip Dividend Scheme").

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of interim dividend which such shareholder could elect to receive in cash; or

(b) HK$0.01 in cash for each existing Share held on 8th February, 2002; or

(c) a combination of (a) and (b) above.

As stated in the announcement of 17th December, 2001, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the five consecutive trading days ending on 8th February, 2002 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher. The average closing price of Shares on the Stock Exchange for the five consecutive trading days ended 8th February, 2002 was HK$0.263 ("Average Closing Price"). The entitlements of Shareholders who elect to receive Scrip Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$0.24985, being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by multiplying the number of Shares held by such shareholder on 8th February, 2002 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme by the following fraction:

$$\frac{0.01}{0.24985}$$

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will be disregarded and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the interim dividend for the six months ended 30th September, 2001. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any shareholder who wishes to receive only Scrip Shares in respect of his interim dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his interim dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong no later than 4:00 p.m. on 8th March, 2002. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 8th February, 2002, then in either case you will be deemed to have exercised your election to receive the interim dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Shareholders whose registered addresses are outside Hong Kong will not be permitted to participate in the Scrip Dividend Scheme in accordance with the bye-laws of the Company and accordingly, they will receive the interim dividend wholly in cash. No Cash Election Forms are being sent to such shareholders.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 22nd March, 2002. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 22nd March, 2002, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

The Shares are not listed on or dealt in on any other stock exchange and no listing or permission to deal is being or is proposed to be sought.

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investment in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the interim dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, must be solely the responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

選擇全部或部份收取現金以代替代息股份是否對　閣下有利，將視乎　閣下本身之情況而定，就此而作出之決定及由此而引致之後果均須由各股東自負責任。**閣下如對應採取之行動有任何疑問，應立即諮詢　閣下之專業顧問。**

此致

本公司列位股東　台照

代表董事會
主席
陳國強博士
謹啟

二零零二年二月十一日

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之中期股息，將毋須填寫現金選擇表格，現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為中期股息，須將現金選擇表格填妥，最遲須於二零零二年三月八日下午四時送達秘書商業服務有限公司，地址為香港干諾道中111號永安中心五樓。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數，又或選擇收取現金之股數較於二零零二年二月八日　閣下名下登記持有者為多，則在此任何一種情況下，閣下將被視作已選擇全部收取現金作為　閣下當時名下全部股份應得之中期股息。

海外股東

根據本公司章程，其登記地址於香港以外地區之股東不得參與以股代息計劃，因此，該等人士將全部收取現金作為中期股息。現金選擇表格將不會寄予海外股東。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。中期股息之代息股份股票及現金股息支票預期於二零零二年三月二十二日或左右以郵遞方式寄予各股東，如有郵誤，概由股東負責。　閣下當收到將發行代息股份之有關股票後，可以買賣。倘於二零零二年三月二十二日前代息股份並未獲准上市(儘管此情況不大可能出現)，現金選擇表格將不予理會，而全數之現金股息將按以上敍述的程序派付。

股份並無在任何其他證券交易所上市或買賣，現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值，增加在本公司之投資，且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利，因為倘若股東全部或部份選擇收取代息股份作為中期股息，原應派發予股東之現金將可留待本公司使用。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取中期股息：

(a) 獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額(按下文所述計算)相等於股東可選擇收取之現金中期股息總額；或

(b) 於二零零二年二月八日每持有一股已有之股份獲付0.01港元之現金；或

(c) 合併上文(a)與(b)之方式。

根據二零零一年十二月十七日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零二年二月八日止連續五個交易日每股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價減以此每股平均價百分之五之折讓，或股份面值(兩者以較高者為準)而計算。截至二零零二年二月八日止連續五個交易日每股股份在聯交所之平均收市價為0.263港元(「平均收市價」)。股東根據以股代息計劃應得之代息股份按市值0.24985港元計算，即平均收市價百分之五之折讓。因此，每位股東根據以股代息計劃將可收取之代息股份數目，將按該等股東於二零零二年二月八日在以股代息計劃中選擇收取股份作為股息之代息股份數目乘以如下分數計算：

$$\frac{0.01}{0.24985}$$

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發，而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益，惟無權享有截至二零零一年九月三十日止六個月之中期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

閣下如對本文件之內容**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司之股份全部**售出**，應立即將本文件送交買主或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

香港聯合交易所有限公司對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
周美華
張漢傑
張定球*
郭少強*

* 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零一年九月三十日止六個月
中期股息有關
之以股代息計劃(附收取現金之選擇權)

根據二零零一年十二月十七日所公佈，本公司董事局議決按以股(「代息股份」)代息方式(附收取現金之選擇權)派發截至二零零一年九月三十日止六個月之中期股息予二零零二年二月八日營業時間結束時名列本公司股東名冊之股東，派息額為本公司股本中每股面值0.10港元之股份(「股份」)每股獲派0.01港元(「以股代息計劃」)。